Pacific Select Estate Preserver V

Pacific Select Estate Preserver V is a *last survivor flexible premium variable life insurance policy* issued by Pacific Life Insurance Company.

- *Last survivor* means the policy insures the lives of two people and provides a death benefit that's payable after both people have died.
- *Flexible premium* means you can vary the amount and frequency of your premium payments.
- *Variable* means the policy's value depends on the performance of the investment options you choose.
- *Life insurance* means the policy provides a death benefit to the beneficiary you choose.

This prospectus provides information that you should know before buying a policy. It's accompanied by the current prospectuses for the funds that provide the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of Pacific Life. Please read these prospectuses carefully and keep them for future reference.

Here's a list of all of the investment options available under your policy:

VARIABLE INVESTMENT OPTIONS

Pacific Select Fund

International Value
International Small-Cap
Diversified Research
Equity
American Funds® Growth-Income
American Funds® Growth
Technology
Short Duration Bond
Concentrated Growth
Diversified Bond
Growth LT
Focused 30
Health Sciences
Mid-Cap Value
Large-Cap Growth
(formerly Blue Chip)
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index
Fasciano Small Equity
Small-Cap Value
Multi-Strategy
Main Street® Core
Emerging Markets
Managed Bond
Inflation Managed
Money Market
High Yield Bond
Large-Cap Value
Comstock
Mid-Cap Growth
Real Estate
VN Small-Cap Value

Fidelity® Variable Insurance Products Funds

Fidelity VIP Contrafund® Service Class 2
Fidelity VIP Growth Service Class 2
Fidelity VIP Mid Cap Service Class 2
Fidelity VIP Value Strategies Service Class 2

FAM Variable Series Funds, Inc.

Mercury Basic Value V.I. Fund Class III
Mercury Global Allocation V.I. Fund Class III

T. Rowe Price Equity Series, Inc.

T. Rowe Price Blue Chip Growth Portfolio – II
T. Rowe Price Equity Income Portfolio – II

Van Eck Worldwide Insurance Trust

Van Eck Worldwide Hard Assets Fund

FIXED OPTIONS

Fixed Account
Fixed LT Account

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we're not legally permitted to offer the policy.

The policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each fund is described in its prospectus and in its SAI. No one has the right to describe the policy or any fund any differently than they have been described in these documents.

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It's a criminal offense to say otherwise.

This overview tells you some key things you should know about your policy. It's designed as a summary only – please read the entire prospectus and your policy for more detailed information, or contact us or your registered representative for additional information about your policy.

Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what's in this prospectus.

Benefits of your policy

Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

- choose the timing, amount and frequency of premium payments
- change the death benefit option
- increase or decrease the policy's face amount
- change the beneficiary
- change your investment selections.

Death Benefit

You may choose one of four death benefit options:

- **Option A** – your death benefit will be the face amount of your policy.
- **Option B** – your death benefit will be the face amount of your policy plus its accumulated value.
- **Option C** – your death benefit will be the face amount of your policy plus the total premiums you've paid minus any withdrawals or distributions made.
- **Option D** – your death benefit will be the face amount of your policy multiplied by a death benefit factor.

The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

- **cash value accumulation test** – generally does not limit the amount of premiums you can pay into your policy.
- **guideline premium test** – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

Accumulated Value

Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges, and how much you've borrowed or withdrawn from the policy.

You can access your accumulated value in several ways:

- **Withdrawals** – you can withdraw part of your policy's net cash surrender value.

- **Loans** – you can take out a loan from us using your policy's accumulated value as security.

- **Surrender** – you can surrender or *cash in* your policy for its net cash surrender value while the insured is still living.

- **Income benefits** – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy's beneficiary can use death benefit proceeds to buy an income benefit.

Investment options

You can choose from a selection of variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.

You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits

Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

You'll also generally not be taxed on any or all of your policy's accumulated value unless you receive a cash distribution.

Risks of your policy

Long-term financial planning

This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the *Fee tables* and your policy for charges assessed when withdrawing from or surrendering your policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Last survivor policy

The Pacific Select Estate Preserver V is a last survivor policy. This means that the death benefit will not be paid to your beneficiary until after the second person insured under the policy dies. This may be appropriate for two spouses who want to provide a death benefit for their children.

This may not be the right kind of policy for someone who wants to provide a death benefit for his or her spouse. In that case, a policy that insures a single life may be more appropriate.

Premium payments

Federal tax law puts limits on the premium payments you can make in relation to your policy's death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you'll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance

Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.

See each fund's prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans

Making a withdrawal or taking out a loan may:

- change your policy's tax status
- reduce your policy's face amount
- reduce your policy's death benefit
- reduce the death benefit proceeds paid to your beneficiary
- make your policy more susceptible to lapsing.

Your policy's withdrawal feature is not available until your first policy anniversary.

Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals, surrenders and loans

You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.

If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in *Variable life insurance and your taxes.*

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.

Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

Charge	When charge is deducted	Amount deducted
Maximum sales load imposed on premiums	Upon receipt of premium	4.25% of premium[1]
Premium based tax charges[2]	Upon receipt of premium	State and local charge: 2.35% of premium Federal charge: 1.50% of premium
Maximum surrender charge	Upon full surrender of policy or decrease in face amount[3]	$2.54–$55.00 per $1,000 of face amount[4]
Charge at end of policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue, for a policy with Death Benefit Option A		*$13.60 per $1,000 of face amount*
Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal
Transfer fees	Upon transfer of accumulated value between investment options	$25 per transfer in excess of 12 in a policy year[5]
Optional benefits[6]		
Accelerated living benefits rider	At exercise of benefit	$150
Enhanced policy split option rider	No charge	$0
Estate tax waiver of surrender charge rider[7]	No charge	$0
Policy split option rider	At exercise of benefit	$200
Administrative and underwriting service fees		
Audits of premium/loan	Upon request of audit of over 2 years or more	$25
Duplicate policy	Upon request of duplicate policy[8]	$50
Illustration request	Upon request of policy illustration in excess of 1 per year	$25
Face amount increase	Upon effective date of requested face amount increase	$200
Death benefit option change	Upon request for death benefit option change	$100
Risk classification change	Upon request for risk classification change	$100 per insured[9]
Adding or increasing an optional rider	Upon approval of specific request	$100

[1] The sales load shown is deducted on premium paid during the first 10 *sales load targets*. The sales load is reduced to 2.25% of premium paid on sales load target 11 and thereafter. Sales load targets are based on your policy's *guideline annual premium* and the risk classification and ages of the insureds. Sales load targets and guideline annual premiums are described in detail in *How premiums work: Deductions from your premium*. The actual sales load targets for your policy are in your policy specifications pages.

[2] We do not expect to increase the state and local charge or federal charge unless the rates we pay change or a change in law requires us to do so.

[3] Each *coverage segment* has an associated surrender charge for 10 years from the date that coverage segment becomes effective. Coverage segment refers separately to the initial face amount of the policy and any increase in face amount. We do not currently deduct a surrender charge if you decrease the face amount. The surrender charge reduces to $0 after 10 years from effective date of coverage segment. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your registered representative for information on this charge for your policy. The surrender charge for your policy will be stated in the policy specifications pages.

[4] The surrender charge is based on the age and risk class of the insureds, as well as the death benefit option you choose.

[5] There is no charge currently imposed upon a transfer.

[6] Riders are briefly described under *The death benefit: Optional riders* and more information appears in the SAI.

[7] Subject to state availability, your policy is issued with an *Estate tax waiver of surrender charge rider*.

[8] Certificate of Coverage is available without charge.

[9] We charge $100 for a request for risk classification change on policies issued on or before April 30, 2004.

Periodic charges other than Pacific Select Fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses.

Charge	When charge is deducted	Amount deducted—Maximum Guaranteed Charge	Amount deducted—Current Charges
Cost of Insurance[1,2] Minimum and maximum	Monthly, beginning on policy date	$0.01–$83.34 per $1,000 of a discounted *net amount at risk**	$0.00–$20.02 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.01 per $1,000 of a discounted net amount at risk*	*Same*
Administrative charge[2]	Monthly, beginning on policy date	$10.00	Same

Mortality and expense risk
  Face amount charge
    Minimum and maximum
	Monthly, beginning on policy date	$0.09–$3.67 per $1,000 of initial face amount plus $17.50[3]	$0.09–$3.67 per $1,000 of initial face amount plus $17.50[3]

Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.39 per $1,000 of coverage segment*	*Same*
Asset charge[2]	Monthly, beginning on policy date	0.45% annually (0.0375% monthly) of first $25,000 of accumulated value in investment options, plus 0.05% annually (0.0042% monthly) of accumulated value in excess of $25,000 in investment options	Same
Loan interest charge	Policy anniversary	3.25% of policy's loan account balance annually[4]	Same
Optional Benefits, minimum and maximum[5]			
Individual annual renewable term rider	Monthly, beginning on effective date of coverage for each coverage segment	$0.09–$83.34 per $1,000 of a discounted net amount at risk	$0.03–$24.02 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male select non-smoker who is age 56 at policy issue		*$0.97 per $1,000 of a discounted net amount at risk*	*$0.15 per $1,000 of a discounted net amount at risk*
Charge during policy year 1 for a female select non-smoker who is age 53 at policy issue		*$0.52 per $1,000 of a discounted net amount at risk*	*$0.06 per $1,000 of a discounted net amount at risk*

Charge	When charge is deducted	Amount deducted—Maximum Guaranteed Charge	Amount deducted—Current Charges
Last Survivor accounting benefit rider			
Cost of insurance	Monthly, beginning on effective date of coverage for each coverage segment	$0.01–$83.34 per $1,000 of a discounted net amount at risk	$0.00–$20.02 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.01 per $1,000 of a discounted net amount at risk*	*$0.01 per $1,000 of a discounted net amount at risk*
Mortality and expense risk face amount charge	Monthly, beginning on effective date of coverage for each coverage segment	$0.02–$8.80 per $1,000 of coverage segment	Same
Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.03 per $1,000 of coverage segment[6]*	*Same*
Last survivor annual renewable term rider Cost of insurance	Monthly, beginning on effective date of coverage for each coverage segment	$0.01–$83.34 per $1,000 of a discounted net amount at risk	$0.00–$20.02 per $1,000 of a discounted net amount at risk
Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.01 per $1,000 of a discounted net amount at risk*	*$0.01 per $1,000 of a discounted net amount at risk*
Mortality and expense risk face amount charge	Monthly, beginning on effective date of coverage for each coverage segment	$0.09–$3.67 per $1,000 of coverage segment	$0.02–$0.82 per $1,000 of coverage segment
Charge during policy year 1 for a male select non-smoker who is age 56 and a female select non-smoker who is age 53 at policy issue		*$0.39 per $1,000 of coverage segment*	*$0.03 per $1,000 of coverage segment*
No lapse guarantee rider[7]	Upon application of additional net premium or loan repayments if rider benefit in effect	4.0% annually of *AV pay-off account* balance	Same

* *Net amount at risk* is the difference between the death benefit that would be payable if the insureds died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.00246627, and then we subtract your policy's accumulated value before monthly charges are taken from this amount. The result is your policy's discounted net amount at risk used in cost of insurance calculations.

[1] Cost of insurance rates apply uniformly to all members of the same *class*. Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of the insureds, and the policy date and duration. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy's specifications page will indicate the guaranteed cost of insurance charge applicable to your policy, and more detailed information concerning your cost of insurance charges is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based upon the insureds' class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications pages and calculated per $1,000 of coverage.

[2] When the younger person insured by your policy reaches age 100, this charge is reduced to zero—in other words, you no longer pay any charge.

[3] The mortality and expense risk face amount rates per $1,000 of initial face amount are based on the age and risk classification of both insureds on the policy date. The guaranteed charge reduces to $17.50 per month during policy years 11 through 20, and further reduces to $0 in policy year 21 and thereafter. We currently reduce the charge to $0 in policy year 11 and thereafter. There is no $17.50 flat rate in addition to the rate per $1,000 for additional coverage segments after initial face amount, and the mortality and expense risk face amount charge on additional coverage segments reduces to $0 after 10 policy years. The mortality and expense risk face amount charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information on this charge for your policy. The mortality and expense risk face amount charge for your policy will be stated in the policy specifications pages.

[4] Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.

[5] Riders are briefly described under *The death benefit: Optional riders* and more information appears in the SAI. Except for the *No lapse guarantee rider*, rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay. Ask your registered representative for information on optional rider charges for your policy. The charges for any optional benefit riders you add to your policy will be stated in the policy specifications pages.

[6] The mortality and expense risk face amount charge per $1,000 of coverage segment for this sample policy is $0.03/month in policy year 1, and increases each year to the following amounts: $0.13/month in policy year 2, $0.23 per month in policy year 3, $0.33/month in policy year 4, $0.43/month in policy year 5, $0.53/month in policy year 6, $0.63/month in policy year 7, $0.74/month in policy year 8, $0.84/month in policy year 9, $0.94/month in policy year 10. In policy year 11 and thereafter, the guaranteed charge is reduced to $0.31/month per $1,000 of coverage segment. We currently charge $0 in policy year 11 and thereafter.

[7] Subject to state availability, if you meet certain requirements, your policy is issued with a *No lapse guarantee rider*. If the policy continues under the rider, any monthly charges not paid by your policy's accumulated value will accumulate in your policy's *AV pay-off account*. Interest owing on the balance in the *AV pay-off account* accrues monthly, in arrears, and is added to the *AV pay-off account*. More detailed information on the *No lapse guarantee rider* appears on page 39.

Total annual fund operating expenses

This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2005, adjusted to reflect anticipated fees and expenses of new portfolios.

Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in each fund's prospectus.

	Minimum	Maximum
Total annual portfolio operating expenses[1]	0.29%	1.57%

[1] Amounts shown are gross expenses deducted from portfolio assets, including advisory fees, 12b-1 distribution expenses, and other expenses.

To help limit Pacific Select Fund expenses, Pacific Life, adviser to the Pacific Select Fund, has contractually agreed to reduce its investment advisory fees or otherwise reimburse each portfolio of Pacific Select Fund, except the American Funds Growth-Income portfolio, for its operating expenses (including organizational expenses, but not including advisory fees; additional costs associated with foreign investing (including foreign taxes on dividends, interest, or gains); interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of each portfolio's business; and expenses of any counsel or other persons or services retained by the Pacific Select Fund's independent trustees) that exceed an annual rate of 0.10% of a portfolio's average daily net assets. Such reduction or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years from the end of the fiscal year in which the reimbursement took place), to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2007. Until May 1, 2007, or if earlier, such time as the American Funds Growth-Income and American Funds Growth portfolios no longer invest substantially all of their assets in a master fund, Pacific Life will limit its total investment advisory fee to 0.36% for each portfolio. Also, in the case of the American Funds Growth-Income portfolio, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse the portfolio for its ordinary operating expenses, including advisory fees, and the proportionate share of the net fees and expenses of the master fund that exceed the annual rate of 1.01% of its average daily net assets until April 28, 2008.

Effective May 1, 2005, Pacific Select Fund entered into an Advisory Fee Reduction Program ("program"), which may lower the advisory fee paid to Pacific Life under the investment advisory agreement. Pursuant to this program, Pacific Life has agreed to waive 0.00125% of its advisory fee for the period from May 1, 2005 through April 30, 2007. This reduction is reflected in the chart above. See the Pacific Select Fund prospectus for details on fees and expenses of the Pacific Select Fund and on the program.

Pacific Select Estate Preserver V is a last survivor flexible premium variable life insurance policy that insures the lives of two people and pays death benefit proceeds after both people have died.

When you buy a Pacific Select Estate Preserver V life insurance policy, you're entering into a contract with Pacific Life Insurance Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Policy amendments and *endorsements* are a part of your policy and confirm changes you or we make to the policy.

Specification pages summarize information specific to your policy at the time the policy is issued. We'll send you updated specification pages if you change your policy's face amount or any of the policy's other benefits.

Riders provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

When we approve your signed application, we'll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your policy will be sent to your registered representative for delivery to you. You will be asked to sign a policy delivery receipt. For policy delivery status, check with your registered representative.

Our obligations to you under the policy begin when it is *in force*. We consider your policy in force when the following requirements are met:

• all necessary contractual and administrative requirements are met, and
• we receive and apply the initial premium to the policy.

If there are any outstanding contractual or administrative requirements that prevent your policy from being placed in force, your registered representative will review them with you no later than when the policy is delivered. See *How premiums work: Your initial premium* for more information.

Your policy will be in force until one of the following happens:
• both people insured by the policy die
• the grace period expires and your policy lapses, or
• you surrender your policy.

If your policy is not in force when both people insured by the policy die, we are not obligated to pay the death benefit proceeds to your beneficiary.

Owners, people insured by the policy, and beneficiaries

Please consult your financial advisor or a lawyer about designating ownership interests.

Owners

The owner is the person named on the application who makes the decisions about the policy and its benefits while it's in force. You can own a policy by yourself or with someone else. Two or more owners are called *joint owners*. You need the signatures of all owners for all policy transactions.

If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you've given us other instructions.

If you would like to change the owner of your policy, please contact us or your registered representative for a change of owner form. We can process the change only if we receive your instructions in writing.

You can change the owner of your policy by completing a change of owner form. Once we've received and recorded your request, the change will be effective as of the day you signed the change of owner form.

People insured by the policy

This policy insures the lives of two people who are between the ages of 20 and 90 at the time you apply for your policy, and who have given us satisfactory evidence of insurability. We refer to each of these people as an *insured,* and together as the *insureds.* After one of the insureds dies, we refer to the living insured as the *survivor.* The policy pays death benefit proceeds after the survivor dies.

Risk classes are usually based on gender, health and whether or not the insured smokes. Most insurance companies use similar risk classification criteria.

Each insured is assigned an underwriting or insurance *risk class* which we use to calculate cost of insurance and other charges. We normally use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination.

When we refer to *age* throughout this prospectus, we're using the word as we've defined it here, unless we tell you otherwise.

When we use a person's age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone "reaching age 100", we're referring to the policy anniversary date closest to that person's 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

The beneficiary is the person, people, entity or entities you name to receive the death benefit proceeds. Here are some things you need to know about naming beneficiaries:

- You can name one or more *primary* beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they're entitled to receive, unless you tell us otherwise.

If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your instructions in writing.

- You can also name a *contingent* beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

- You can choose to make your beneficiary *permanent* (sometimes called *irrevocable*). You cannot change a permanent beneficiary's rights under the policy without his or her permission.

If none of your beneficiaries is still living when the death benefit proceeds are payable, you as the policy owner will receive the proceeds. If you're no longer living, the proceeds will go to your estate.

You can change your beneficiary at any time while either insured is still living, and while the policy is in force. The change will be effective as of the day you signed the change of beneficiary form.

Policy date, monthly payment date, policy anniversary date

Your policy date

This is usually the later of the day we approve your policy application or when we receive all administrative requirements needed to issue the policy. It's also the beginning of your first policy year. Your policy's monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.

In Massachusetts, the policy date is known as the *issue date*.

The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We'll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

You or your registered representative may request that multiple applications have the same policy date and be placed in force on a common date. For multilife or employer sponsored cases, please contact your registered representative for additional details.

Backdating your policy

In Ohio, your policy can be backdated only three months.

You can have your policy backdated up to six months, as long as we approve it. Backdating in some cases may lower your cost of insurance rates since these rates are based on the ages of the insureds. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

Re-dating your policy

Once your policy is issued, you may request us to re-date your policy. Re-dating will only be allowed back to the date money is received on your policy, and can be the earlier of:

• the date your policy is delivered to you and you paid initial premium, or

• the date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.

If the policy is redated, no policy charges will be deducted for any period during which coverage was not provided under the terms of the policy and all policy charges will be calculated from the new policy date. There will be no coverage before the new policy date.

It may be disadvantageous to request that the policy be re-dated. A new policy date may cause an insured's age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date policies that are issued with a temporary insurance premium. Policies with the policy date pre-determined under an employer or corporate sponsored plan may not be eligible to redate.

Your monthly payment date

This is the day we deduct the monthly charges from your policy's accumulated value. The first monthly payment date is your policy date, and it's the same day each month thereafter. Monthly charges are explained in the section called *Your policy's accumulated value.*

Your policy anniversary date

This is the same day as your policy date every year after we issue your policy. A policy year starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

Understanding policy expenses and cash flow (including fees and charges of fund portfolios)

The chart to the right illustrates how cash normally flows through a Pacific Select Estate Preserver V policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.

Investment earnings will increase your policy's accumulated value, while investment losses will decrease it. The premium payments you'll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.

The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.

In some states we'll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to *Your right to cancel* for details.


Your premium
You make a premium payment
We deduct a premium load
Net premium
We allocate the net premium to the investment options you choose
Fixed options
We hold amounts you allocate to these options in our general account
Variable investment options
We hold amounts you allocate to these options in our separate account
The Funds
The variable investment options invest in the funds' portfolios
Each fund deducts advisory fees and other fund expenses from the portfolio
We deduct:
• cost of insurance
• administrative charge
• mortality and expense risk charge
• rider charges
We make monthly deductions
Loan account
Accumulated value set aside to secure a policy loan
Accumulated value
The total value of your policy
If you make a withdrawal
We deduct a withdrawal charge
If you surrender your policy during the first 10 policy years
We deduct a surrender charge

Statements and reports we'll send you

We send the following statements and reports to policy owners:

- a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly policy statement.

- a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy's face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

- supplemental schedules of benefits and planned periodic premiums. We'll send these to you if you change your policy's face amount or change any of the policy's other benefits.

- financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund. We'll also send you financial statements that we receive from the other funds.

If you suspect an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible to ensure proper accounting to your policy. We assume transactions are accurate unless you notify us otherwise within 90 days after the transaction confirmation date or, if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period. When you write us, include your name, policy number and a description of the suspected error.

Prospectus and Fund Report Format Authorization

Subject to availability, you may authorize us to provide prospectus and fund reports electronically via CD-ROM by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive the documents electronically. You may revoke your consent for electronic delivery at any time, via telephone, or by sending us instructions in writing in a form acceptable to us, and we will then start providing you with a paper copy.

Your right to cancel

Your policy provides a *free look period* once the policy is delivered to you and you sign the policy delivery receipt. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.

You'll find a complete description of the free look period that applies to your policy on the policy's cover sheet, or on a notice that accompanied your policy. Generally, the free look period ends 10 days after you receive your policy. Some states may have a different free look period if you are replacing another life insurance policy.

There are special rules for the free look period in certain states. Here are some examples:

- In California the free look period ends 30 days after you receive your policy if you're 60 years old or over or if you're replacing another life insurance policy.

- In Colorado the free look period ends after 15 days.

- In Maryland and North Carolina, the free look period ends the later of 10 days after your policy is delivered or 45 days after you signed your application.

- In North Dakota the free look period ends after 20 days.

- Pennsylvania requires that you exercise your right to cancel your policy within 10 days after you receive it, regardless of the date you signed your application.

  Please call us or your registered representative if you have questions about your right to cancel your policy.

The amount of your refund may be more or less than the premium payments you've made, depending on the state where you signed your application. We'll always deduct any outstanding loan amount from the amount we refund to you.

In most states, your refund will be based on the accumulated value of your policy. In these states, we'll allocate your net premiums to the investment options you've chosen. If you exercise your right to cancel, your refund will be:

- any charges or taxes we've deducted from your premiums
- the net premiums allocated to the fixed options
- the accumulated value allocated to the variable investment options
- any monthly charges and fees we've deducted from your policy's accumulated value in the variable investment options.

In some states we're required to refund the premium payments you've made. If you sign your application in one of these states, we'll hold the net premiums in the Money Market investment option until the *free look transfer date.* On that day, we'll transfer the accumulated value in the Money Market investment option to the investment options you've chosen.

The free look transfer date is the latest of the following:

- 15 days after we issue your policy
- when we consider your policy to be in force.

California insureds age 60 and over

For policies issued in the state of California, if any insured is age 60 or older as of the policy effective date, the policy's free look period is 30 days from date of delivery. During the 30-day free look period, we'll hold the net premiums in the Money Market investment option. On the day following the end of the 30-day free look period, we'll automatically transfer the accumulated value in the Money Market investment option to the investment options you've chosen. This automatic transfer to your investment option allocation choices is excluded from the transfer limitations described later in this prospectus.

If you exercise your right to cancel your policy during the 30-day free look period, we will refund the premium payments you've made, less any outstanding loan amount.

You may specifically direct that, during the 30-day free look period, all net premiums received by us be immediately allocated to the investment options according to your most recent allocation instructions. You may do this:

- on your application
- in writing any time prior to the end of the 30-day free look period.

If you specifically request your net premiums be immediately allocated to the investment options, and you exercise your right to cancel your policy during the 30-day free look period, the amount of your refund may be more or less than the premium payments you've made. Your refund will be calculated as of the day we or your registered representative receive your request and the policy. The refund will be:

- any charges or taxes we've deducted from your premiums
- the net premiums allocated to the fixed options
- the accumulated value allocated to the variable investment options
- any monthly charges and fees we've deducted from your policy's accumulated value in the variable investment options.

Timing of payments, forms and requests

A business day, called a *valuation date* in your policy, is any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time.

The New York Stock Exchange and our life insurance operations center are usually closed on weekends and on the following days:

• New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day, and

• the Friday before July Fourth or Christmas Day if that holiday falls on a Saturday

• the Monday following New Year's Day, July Fourth or Christmas Day if that holiday falls on a Sunday

unless unusual business conditions exist, such as the ending of a monthly or yearly accounting period.

Call us or contact your registered representative if you have any questions about the proper form required for a request.

To request payment of death benefit proceeds, send us proof of death and payment instructions.

Effective date

Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the appropriate mailing address that appears in *Where to go for more information: How to contact us* on the back cover of this prospectus. Any application, premium payment, form, request or any other correspondence sent to any Pacific Life address other than to the mailing address appearing in *Where to go for more information: How to contact us* will not be deemed received in proper order and may result in a processing delay.

Planned periodic premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form on a business day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day.

Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

Proper form

We'll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us.

When we make payments and transfers

We'll normally send the proceeds of transfers, withdrawals, loans, surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

• the New York Stock Exchange closes on a day other than a regular holiday or weekend

• trading on the New York Stock Exchange is restricted

• an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account's assets, or

• the SEC permits a delay for the protection of policy owners.

We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We'll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 30 days or more.

We pay interest at an annual rate of at least 3% on death benefit proceeds, calculated from the day the survivor dies to the day we pay the proceeds.

Telephone and electronic transactions

Please ask your registered representative for more information regarding electronic transactions.

You may authorize us to accept telephone or electronic instructions by completing the appropriate section on your application, or later by a telephone and electronic authorization form. As long as we have your signed authorization on file, you may give us instructions regarding the following policy transactions by telephone or electronically through our website:

• change your premium allocations

• make transfers between investment options

• give us instructions regarding the dollar cost averaging or portfolio rebalancing services

• request a policy loan (by telephone only).

Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

• If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We'll take instructions from any owner or anyone you appoint.

• We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

We'll send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

• we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

• neither we, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

• you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

We'll pay death benefit proceeds to your beneficiary after the survivor dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

Your policy's initial amount of insurance coverage is its initial face amount. We determine the face amount based on instructions provided in your application.

The minimum face amount when a policy is issued is usually $100,000, but we may reduce this in some circumstances.

You'll find your policy's face amount, which includes any increases or decreases, in the specification pages in your policy.

For policies issued in Florida, after the insured reaches age 100, the cash surrender value of your policy is equal to the death benefit.

For policies issued in Maryland before June 25, 2003, if the survivor dies after age 100, the death benefit equals 101% of the policy's accumulated value.

This policy offers four death benefit options, Options A, B, C and D. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.

This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called *death benefit qualification tests*. The test you choose will generally depend on the amount of premiums you want to pay.

Here are some things you need to know about the death benefit:

- You choose your death benefit option and death benefit qualification test on your policy application.
- If you do not choose a death benefit option, we'll assume you've chosen Option A.
- If you do not choose a death benefit qualification test, we'll assume you've chosen the guideline premium test.
- The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you've chosen.
- The death benefit will never be lower than the face amount of your policy if you've chosen Option A, B or D. The death benefit proceeds will always be reduced by any outstanding loan amount.
- We'll pay the death benefit proceeds to your beneficiary when we receive proof of the deaths of both insureds.

Choosing your death benefit option

The examples are intended to show how the death benefit options work and are not predictive of investment performance in your policy.

You can choose one of the following four options for the death benefit on your application. The graphs below help you compare the options using several hypothetical examples.

Option A – the face amount of your policy.


Death Benefit
Face Amount
Net Amount at Risk
Accumulated Value
Time

Option B – the face amount of your policy plus its accumulated value.


Death Benefit
Face Amount
Net Amount at Risk
Accumulated Value
Time

The death benefit changes as your policy's accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy plus the total premiums you've paid minus any withdrawals or distributions made.


Death Benefit
Premium
– Distributions
Amount
Face Amount
Net Amount at Risk
Accumulated Value
Time

The more premiums you pay and the less you withdraw, the larger the death benefit will be.

Option D – the face amount of your policy multiplied by a death benefit factor.


Death Benefit
Face Amount
Net Amount at Risk
Accumulated Value
Time

The death benefit gradually increases over time no matter how your investment options perform, as long as there is enough accumulated value to keep your policy in force.

How we calculate the death benefit for Option D

If you choose Option D, we'll calculate the death benefit by multiplying the face amount by a *death benefit factor*. The death benefit factor is a number from 1.0 to 2.0. A factor of 1.0 means the death benefit equals the face amount. A factor of 2.0 means the death benefit is two times the face amount.

The factor changes on each policy anniversary and is based on the *joint equal age* of the insureds and the number of completed policy years. Joint equal age is a calculation that blends the ages and insurance risks of the insureds. Generally, the death benefit factor will reach the maximum of 2.0 when joint equal age plus the number of completed policy years is between 85 and 90. You'll find more information about how we calculate joint equal age in Appendix A.

You'll find more information about the death benefit factor in Appendix C and in your policy.

Choosing a death benefit qualification test

The *guideline minimum death benefit* is the minimum death benefit needed for your policy to qualify as life insurance under Section 7702 of the tax code.

There are other limits on premiums you can pay into your policy, which are listed in *How premiums work*, and described in more detail in the SAI.

This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

Your death benefit qualification test affects the following:

- premium limitations
- amount of guideline minimum death benefit
- monthly cost of insurance charges
- flexibility to reduce face amount.

Each test determines what the guideline minimum death benefit should be in relation to your policy's accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

Cash value accumulation test

The cash value accumulation test is defined in Section 7702(b) of the tax code.

An example

For a policy that insures a male, age 45 when the policy was issued, with a standard nonsmoking risk class, in policy year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by dividing the accumulated value by a factor of 0.34748.

If you choose the cash value accumulation test, your policy's guideline minimum death benefit will be the greater of:

- the minimum death benefit amount that's needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code, or
- 101% of the policy's accumulated value.

Under the test, a policy's death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the *net single premium* that's needed to fund future benefits under the policy. The net single premium under your policy varies according to the age, sex, and risk class of both insureds. It's calculated using an interest rate of at least 4% and the guaranteed mortality charges as of the time the policy is issued. We'll use a higher interest rate if we've guaranteed it under your policy.

Guideline premium test

The guideline premium test is defined in Section 7702(a)(2) of the tax code.

Death benefit percentages are defined in Section 7702(d) of the tax code.

Under this test, the guideline minimum death benefit is calculated by multiplying your policy's accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You'll find a table of death benefit percentages in Appendix B and in your policy.

Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.

If you choose the guideline premium test, the total premiums you pay cannot exceed your policy's *guideline premium limit*. Your policy's guideline premium limit is the greater of:

- the guideline single premium or
- the sum of the guideline level annual premiums to date.

If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.

Comparing the death benefit qualification tests
The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:

Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy.

Cost of insurance charges are based, among other things, upon your policy's net amount at risk. See *Your accumulated value* for more information on how cost of insurance charges are calculated.

	Cash value accumulation test	Guideline premium test
Premium payments	Allows flexibility to pay more premium[1]	Premium payments are limited under the tax code
Death benefit	Generally higher as policy duration increases	May be higher in early years of policy
Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy
Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1] Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase.

Comparing the death benefit options

The tables below compare the death benefits provided by the policy's four death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

The example below is based on the following:
- the insureds are a male non-smoker age 56 and a female non-smoker age 53 at the time the policy was issued
- face amount is $1,000,000
- accumulated value at year 20 is $600,000
- total premiums paid into the policy at year 20 is $300,000
- the death benefit factor for Option D at year 20 is 123.2%
- the guideline minimum death benefit under the guideline premium test is $666,000 (accumulated value times a death benefit percentage factor of 111%)
- the guideline minimum death benefit under the cash value accumulation test is $1,010,401 (net single premium factor of 1.684001)

Example A

If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it's calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge
Option A	Face amount	$1,000,000	$666,000	$397,540.07
Option B	Face amount plus accumulated value	$1,600,000	$666,000	$996,064.11
Option C	Face amount plus premiums less distributions	$1,300,000	$666,000	$696,802.09
Option D	Face amount times death benefit factor	$1,232,000	$666,000	$628,969.36

If you select the cash value accumulation test, the death benefit is the larger of these two amounts

Death benefit option	How it's calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge
Option A	Face amount	$1,000,000	$1,010,401	$407,915.48
Option B	Face amount plus accumulated value	$1,600,000	$1,010,401	$996,064.11
Option C	Face amount plus premiums less distributions	$1,300,000	$1,010,401	$696,802.09
Option D	Face amount times death benefit factor	$1,232,000	$1,010,401	$628,969.36

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.

Here's the same example, but with an accumulated value of $1,400,000. Because accumulated value has increased, the guideline minimum death benefit is now:

- $1,554,000 under the guideline premium test ($1,400,000 times a death benefit factor of 111.1%)

- $2,357,602 (net single premium factor of 1.684001).

Example B

If you select the guideline premium test, the death benefit is the larger of these two amounts

Death benefit option	How it's calculated	Death benefit under the option	Guideline minimum death benefit	Net amount at risk used for cost of insurance charge
Option A	Face amount	$1,000,000	$1,554,000	$150,177.26
Option B	Face amount plus accumulated value	$2,400,000	$1,554,000	$994,096.16
Option C	Face amount plus premiums less distributions	$1,300,000	$1,554,000	$150,177.26
Option D	Face amount times death benefit factor	$1,232,000	$1,554,000	$150,177.26

Death benefit option	How it's calculated	If you select the cash value accumulation test, the death benefit is the larger of these two amounts		Net amount at risk used for cost of insurance charge
		Death benefit under the option	Guideline minimum death benefit	
Option A	Face amount	$1,000,000	$2,357,602	$951,802.46
Option B	Face amount plus accumulated value	$2,400,000	$2,357,602	$994,096.16
Option C	Face amount plus premiums less distributions	$1,300,000	$2,357,602	$951,802.46
Option D	Face amount times death benefit factor	$1,232,000	$2,357,602	$951,802.46

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy's accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

When we pay the death benefit

Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy*.

It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we'll be required to pay them to the state.

We calculate the amount of the death benefit proceeds as of the end of the day the survivor dies. If that person dies on a day that is not a business day, we calculate the proceeds as of the next business day.

Your policy's beneficiary must send us proof that both insureds died while the policy was in force, along with payment instructions. If both insureds die at the same time, or if it's not clear who died first, we'll assume the younger insured died first.

Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you've added, minus any outstanding loan amount, minus any overdue charges. We will pay the death benefit proceeds within 2 months after we receive proof that both insureds died while the policy was in force.

We'll pay interest at an annual rate of at least 3% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

Changing your death benefit option

We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you've told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in *Variable life insurance and your taxes*.

You can change your death benefit option while your policy is in force. Here's how it works:

- You can change the death benefit option once in any policy year after the fifth policy year.

- You must send us your request in writing.

- You can change to Option A or Option B.

- The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we'll process it that day.

- We may charge you a fee of up to $100 each time you request to change your death benefit option.

- The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $100,000. We may waive this minimum amount under certain circumstances.

- Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

- The new death benefit option will be used in all future calculations.

Changing the face amount

If you change the face amount, we'll send you a supplemental schedule of benefits and premiums.

If your policy's death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy.

If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to *Withdrawals, surrenders and loans* for information about making withdrawals.

You can increase or decrease your policy's face amount starting on the first policy anniversary as long as we approve it. Here's how it works:

- You can change the face amount as long as at least one insured is still living.

- You can only change the face amount once in any policy year.

- You must send us your request in writing while your policy is in force.

- Unless you request otherwise, the change will become effective on the first monthly payment date on or after we receive and approve your request.

- Both insureds or, if only one person is still living, the survivor will also need to agree to the change in face amount, if you are not the insured.

- Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you've chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

- Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

- We can refuse your request to make the total face amount, including any riders, less than $100,000. We can waive this minimum amount in certain situations, such as group or sponsored arrangements.

Increasing the face amount

Here are some additional things you should know about increasing the face amount:

Coverage segment refers separately to the initial face amount and any increase in face amount.

- Both insured must be still living, age 90 or less, and you must give us satisfactory evidence of insurability for both insureds.

- Each increase you make to the face amount must be $10,000 or more.

- We may charge you a fee of up to $200 for each increase to cover the cost of processing the request. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

- Each increase in face amount will have an associated cost of insurance rate, mortality and expense risk charge and surrender charge.

Decreasing the face amount may affect your policy's tax status. To ensure your policy continues to qualify as life insurance, we might be required to return part of your premium payments to you if you've chosen the guideline premium test, or make distributions from the accumulated value, which may be taxable.

For more information, please see *Variable life insurance and your taxes.*

Decreasing the face amount
Here are some additional things you should know about decreasing the face amount:

- We'll apply any decrease in the face amount in the following order:
  - to the most recent increases you made to the face amount
  - to the initial face amount.

- Each decrease you make to the face amount must be $10,000 or more.

- We may deduct a surrender charge from your policy's accumulated value. We currently waive this charge. Please turn to *Withdrawals, Surrenders and Loans* and the SAI for information about the surrender charges.

- We can refuse your request to decrease the face amount if making the change means:
  - your policy will end because it no longer qualifies as life insurance
  - the distributions we'll be required to make from your policy's accumulated value will be greater than your policy's net cash surrender value
  - your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.

Optional riders

Ask your registered representative for more information about the riders available with the policy, or about other kinds of life insurance policies offered by Pacific Life.

There may be tax consequences if you exercise your rights under the *Accelerated living benefits rider* or the *Policy split option rider*. Please see *Variable life insurance and your taxes* for more information.

Samples of the provisions for the extra optional benefits are available from us upon written request.

There are five optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy.

- **Accelerated living benefits rider**
  Gives the policy owner access to a portion of the policy's death benefit if the last surviving insured has been diagnosed with a terminal illness resulting in a life expectancy of six months or less (or longer than six months in some states).

- **Enhanced policy split option rider**
  Available to married couples, it splits the policy into two policies without evidence of insurability.

- **Individual annual renewable term rider**
  Provides level or varying term insurance on either or both insureds.

- **Last survivor accounting benefit rider**
  Provides added protection on the insureds.

- **Last survivor annual renewable term rider**
  Provides annual renewal term insurance on both insureds.

- **Policy split option rider**
  Splits the policy into two individual policies with evidence of insurability.

Certain restrictions may apply and are described in the rider or benefit. We'll add any rider charges to the monthly charge we deduct from your policy's accumulated value.

More detailed information appears in the SAI. To obtain a copy of the SAI, visit our website at www.Pacificlife.com.

Things to keep in mind

We offer other variable life insurance policies which provide insurance protection on the life of one person or the lives of two people. The loads and charges on these policies may be different. Combining a policy and a rider, however, may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone. Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

Under certain circumstances, combining a policy with a *Last survivor annual renewable term rider, Individual annual renewable term rider* or *Last survivor accounting benefit rider* may result in a face amount equal to the face amount of a single policy.

In general, your policy coverage offers the advantage of lower guaranteed cost of insurance rates than the added riders. If you add a rider or riders to your policy, and if we apply maximum guaranteed charges, you may increase your risk of lapse even if all premiums are paid. Adding a rider or riders may also affect the amount of premium you can pay on your policy and still have it qualify as life insurance.

Combining a policy with a *Last survivor* or *Individual annual renewable term rider* may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your policy has guaranteed maximum charges. Adding a *Last survivor* or *Individual annual renewable term rider* will result in guaranteed maximum charges that are higher than for a single policy with the same face amount.

Combining a policy with a *Last survivor accounting benefit rider* may improve accumulated value accrual in the early years of your policy, but could result in either higher or lower charges than under a single policy. The timing of certain charges for policies held for certain periods may also be affected.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You choose the proportion of your policy's face amount that is made up of policy, *Last survivor annual renewable term rider, Individual annual renewable term rider,* or *Last survivor accounting benefit rider.* You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of policy and rider coverage to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.

Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.

The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See *Variable life insurance and your taxes* for more information.

We deduct a premium load from each premium payment, and then allocate your *net premium* to the investment options you've chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you've taken advantage of, you may need to make additional premium payments to keep your policy in force.

Your initial premium

We apply your first premium payment to the policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your policy to be in force. See *How Premiums Work: Allocating your premiums* for more information on when your first net premium is allocated to the investment options.

If you have outstanding contractual and administrative requirements, your registered representative will notify you of a *delivery date* when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the policy and refund any premium payment you've made. We may extend the delivery date in some cases.

Planned periodic premium payments

Even if you pay all your premiums when they're scheduled, your policy could lapse if the accumulated value, less any outstanding loan amount, is not enough to pay your monthly charges. Turn to *Your policy's accumulated value* for more information.

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your *planned periodic premium*. Here's how it works:

- On your application, you choose a fixed amount of at least $50 for each premium payment.

- You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

- We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically).

- You do not have to make the premium payments you've scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your policy's accumulated value and death benefit, and could cause your policy to lapse.

- We'll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your outstanding loan amount, we'll treat it as a premium payment.

Paying your premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

- by personal check, drawn on a U.S. bank
- by cashier's check, if it originates in a U.S. bank
- by third party check, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner
- wire transfers that originate in U.S. banks.

We will not accept premium payments in the following forms:

- cash
- credit card or check drawn against a credit card account
- money order or traveler's checks
- cashier's check drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank
- third party check, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner
- wires that originate from foreign bank accounts.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier's check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly electronic funds transfer plan

Once you've made your first premium payment, you can make monthly premium payments using our *electronic funds transfer plan*. Here's how it works:

- you authorize us to withdraw a specified amount from your checking account each month
- you can choose any day between the 4th and 28th of the month
- if you do not specify a day for us to make the withdrawal, we'll withdraw the premium payment on your policy's monthly anniversary. If your policy's monthly anniversary falls on the 1st, 2nd or 3rd of the month, we'll withdraw the payment on the 4th of each month.
- If you make monthly payments by the electronic funds transfer plan, we will apply the payments as premium payments unless we receive a new form requesting that payments be applied as a loan repayment.

Deductions from your premiums

Your *net premium* is your premium payment less the premium load.

Your *sales load target* is based on your policy's *guideline level premium*, and the risk classification and age of the insureds. The sales load targets range from 50% to 110% of your guideline level premium. The actual sales load target for your policy is in your policy specification pages.

Your *guideline level premium* is equal to the premium payable under your policy for each year if you were to pay level annual premiums for the life of the policy. This includes account fees and charges under the policy, including guaranteed maximum charges, if any, for substandard risks and optional benefits, and also assumes net investment earnings at an annual rate of 4%.

An example
For a policy that insures a male non-smoker age 56 and a female non-smoker age 53 when the policy is issued, with a face amount of $2,000,000, the *sales load target* is $38,880 if the policy has death benefit Option A, Option C, or Option D. If the policy has death benefit Option B, the sales load target is $50,540.

Limits on the premium payments you can make

You may direct us to accept premium payments or other instructions that will cause your policy to be treated as a modified endowment contract by signing a modified endowment contract election form.

You'll find a detailed discussion of modified endowment contracts in *Variable life insurance and your taxes*. You should speak to a qualified tax adviser for complete information regarding modified endowment contracts.

We deduct a *premium load* from each premium payment you make. The load is made up of three charges:

Sales load
During the first 10 sales load targets, we deduct a 4.25% sales load from each premium payment you make. The sales load is reduced to 2.25% thereafter. This charge helps pay for the cost of distributing our policies.

Premium based charges
State and local charge
We deduct 2.35% from each premium payment to pay state and local premium and other taxes. The actual taxes we pay vary from state to state, and in some instances, among municipalities. We do not expect to change the rate unless the rate we pay changes.

Federal charge
We deduct 1.50% from each premium payment to compensate us for certain costs or lost investment opportunities we incur associated with certain policy acquisition expenses that we are generally required to capitalize and amortize over a 10-year period, rather than deduct them currently for federal income tax purposes, which may result in a higher corporate federal income tax liability for us in the year the expenses were incurred. These consequences are often referred to as the deferred acquisition cost ("DAC tax").

Effective January 1, 2006, we reduced the total amount of premium based charges we deduct from each premium payment you make by 0.20%. This reduction in charge is not guaranteed. We may, in our sole discretion, change the amount of or eliminate the reduction.

We reserve the right to increase or decrease these loads and charges. Like other policy charges, we may profit from the premium load and may use these profits for any lawful purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

We will not accept premium payments after the younger insured reaches age 100.

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy's death benefit. These limits apply in the following situations:

- **If you've chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.**

- **If applying the premium in that policy year means your policy will become a modified endowment contract.**

- **If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy's death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.**

You'll find more detailed information regarding these situations in the SAI.

Allocating your premiums

There are special restrictions when allocating premiums to the Fixed LT account.

Please turn to *Your investment options* for more information about the investment options.

Portfolio optimization is an asset allocation service that we offer at no additional charge for use within your policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your policy, portfolio optimization can help with decisions about how you should allocate your accumulated value among available investment options. The theory behind portfolio optimization is that diversification among asset classes can help reduce volatility over the long term.

For more information on our role as investment adviser for the portfolio optimization service, please see our brochure from our Form ADV, the SEC investment adviser registration form, which will be delivered to you at the time you subscribe to the portfolio optimization service. Please contact us if you would like to receive a copy of this brochure.

We offer five asset allocation models, each comprised of a carefully selected combination of investment options (reflecting the underlying portfolios of Pacific Select Fund).

We generally allocate your net premiums to the investment options you've chosen on your application on the day we receive them. We currently limit your allocations to 27 investment options at one time.

When we allocate your first premium depends on the state where you signed your policy application. If you signed your application in a state that requires us to return the premiums you've paid if you exercise your free look right, we'll hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you've chosen.

If you signed your application in a state that requires refunds to be based on accumulated value if you exercise your free look right, we allocate net premiums to the investment options you've chosen on the day we receive them or your policy date, if later.

Portfolio optimization

The service. As part of our portfolio optimization service, we have developed several asset allocation models (*portfolio optimization models* or *models*), each based on different profiles of an investor's willingness to accept investment risk. If you decide to subscribe to the portfolio optimization service and select one of the portfolio optimization models, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the current allocations of your portfolio optimization model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. If you also allocate part of your net premium payment or accumulated value that is not currently included in your model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to portfolio optimization and elect periodic rebalancing, only the investment options within your model will be rebalanced.

If you subscribe to portfolio optimization, we will serve as your investment adviser for the service solely for purposes of development of the portfolio optimization models and periodic updates of the models.

On a periodic basis (typically annually) or when Pacific Life believes appropriate, the portfolio optimization models are evaluated and the models are updated, as discussed below. If you subscribe to portfolio optimization, we will automatically reallocate your accumulated value or net premium payments, as applicable, in accordance with the model you select as it is updated from time to time based on discretionary authority that you grant to us, unless you instruct us otherwise. In developing and periodically updating the portfolio optimization models, we currently rely on the recommendations of an independent third-party analytical firm. We may change the firm that we use from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

The portfolio optimization models. Development of the portfolio optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as "mean-variance optimization." Next, after the asset class exposures are known, a determination is made of how available investment options (underlying portfolios) can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and attribution analyses. It may also include portfolio manager interviews. Based on this analysis, investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic updates of the portfolio optimization model and notices of updates. Each of the portfolio optimization models are evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and investment options may be added to a model (including investment options not currently available), or investment options may be deleted from a model.

When your portfolio optimization model is updated, we will automatically reallocate your accumulated value and any subsequent net premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent net premium payments will be automatically reallocated among the investment options in your updated model (independently of any automatic rebalancing you may have selected). We require that you grant us discretionary investment authority to periodically reallocate your accumulated value and any subsequent net premium payments in accordance with the updated version of the portfolio optimization model you have selected, if you wish to participate in portfolio optimization.

When we update the portfolio optimization models, we will send you written notice of the updated models at least 30 days in advance of the date we intend the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your accumulated value and any subsequent net premium payments will be reallocated in accordance with the updated model automatically. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the portfolio optimization service.

Your registered representative can help you determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances.

Selecting a portfolio optimization model. If you choose to subscribe to the portfolio optimization service, you need to determine which portfolio optimization model is best for you. Pacific Life will not make this decision. You should consult with your registered representative on this decision. Your registered representative can assist you in completing the proper forms to subscribe to the portfolio optimization service or to change to a different model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a model or to change to a different model, and Pacific Life bears no responsibility for this decision.

You may change to a different model at any time by completing an investment policy statement. Please contact us or your registered representative for a copy of this form. You may discontinue the portfolio optimization service for your policy at any time with a proper written request or by telephone or electronic instructions provided we have your completed telephone and electronic authorization on file.

Risks. Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a portfolio optimization model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A portfolio optimization model may not perform as intended. Although the models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are based, which could cause the models to be ineffective or less effective in reducing volatility.

Periodic updating of the portfolio optimization models can cause the underlying portfolios to incur transactional expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to portfolio optimization. For example, one portfolio may provide a higher advisory fee to Pacific Life than another portfolio, and provide Pacific Life with incentive to use the portfolio with the higher fee as part of a portfolio optimization model. In addition, Pacific Life may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, we monitor performance of the portfolios, and may, from time to time, recommend to the Pacific Select Fund's Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model. All Pacific Select Fund portfolios are analyzed by the independent third-party analytical firm. We do not dictate to the third party analytical firm the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). We believe our reliance on the recommendations of an independent third-party analytical firm to develop and update the models (as described above) reduces or eliminates the potential for us to be influenced by these competing interests, but there can be no assurance of this.

Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the portfolio optimization service at any time.

The models. Information concerning the portfolio optimization models is described below. These models are available effective May 5, 2006. For more information regarding the portfolio optimization models currently available, see Appendix D. You should review this information carefully before selecting or changing a model.

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	Model B Moderate-Conservative	Model C Moderate	Model D Moderate-Aggressive	Model E Aggressive
Investor Profile				
You are looking for a relatively stable investment and do not tolerate short-term market swings.	Your focus is on keeping pace with inflation and you can tolerate a moderate level of risk.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon ◄───────────────────────────► *Longer Investment Time Horizon*				
Investor Objective				
Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values
Risk Characteristics				
There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.		
		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.	
Lower Risk ◄───────────────────────────► *Higher Risk*				

Asset Class Target Exposure				
	Model A	**Model B**	**Model C**	**Model D**	**Model E**
Cash	10%	6%	1%	2%	2%
Bonds	67	50	39	18	6
Domestic Stocks	17	32	42	56	61
International Stocks	6	12	18	24	31

Portfolio Optimization Model Target Allocations as of May 5, 2006					
	Model A	**Model B**	**Model C**	**Model D**	**Model E**
International Value	3%	5%	5%	5%	12%
International Small-Cap	—	—	2	3	3
Diversified Research	2	4	4	4	4
American Funds® Growth-Income	—	—	3	5	8
American Funds® Growth	—	2	3	6	8
Short Duration Bond	23	12	8	2	—
Diversified Bond	6	5	3	2	—
Growth LT	—	—	3	3	3
Mid-Cap Value	4	6	8	12	10
Large-Cap Growth	—	5	5	4	4
International Large-Cap	2	6	8	13	13
Equity Index	—	—	2	4	4
Small-Cap Index	—	—	—	2	2
Fasciano Small Equity	—	—	—	2	3
Small-Cap Value	—	2	2	—	—
Main Street® Core	8	7	6	4	2
Emerging Markets	—	—	3	4	4
Managed Bond	17	14	11	3	—
Inflation Managed	16	13	11	6	—
Money Market	8	4	—	—	—
High Yield Bond	5	4	2	—	—
Large-Cap Value	4	5	5	6	6
Comstock	2	4	4	4	4
Mid-Cap Growth	—	2	2	3	3
Real Estate	—	—	—	3	5
VN Small-Cap Value	—	—	—	—	2
Less Volatile ◄───────────────────────────► *More Volatile*					

Accumulated value is used as the basis for determining policy benefits and charges.

Accumulated value is the value of your policy on any business day.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you'll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that's calculated using accumulated value.

The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you've chosen, the premium payments you've made, policy charges and how much you've borrowed or withdrawn from the policy.

Calculating your policy's accumulated value

Please see *Taking out a loan* for information about loans and the loan account.

Your policy's accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account.

We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option's unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in *Your investment options.*

Persistency credit

Beginning on your 16th policy anniversary and on each policy anniversary thereafter, we may credit your policy with a persistency credit of 0.10% on an annual basis. We calculate the persistency credit amount on your policy's average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.

Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.30%.

Your policy's persistency credit is not guaranteed, and we may discontinue the program at any time.

Monthly deductions

If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy.

You'll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.

We deduct a monthly charge from your policy's accumulated value in the investment options each monthly payment date.

Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy's accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of three charges:

Cost of insurance
This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

We deduct a cost of insurance charge based on the cost of insurance rate for your policy's initial face amount and for each increase you make to the face amount.

Unisex rates are used in the state of Montana. They are also used when a policy is owned by an employer in connection with employment-related or benefit programs.

Class is determined by a number of factors, including the age, risk classification, smoking status and gender (unless unisex rates are required) of both insureds, and the policy date and duration.

There are maximum or *guaranteed* cost of insurance rates associated with your policy. These rates are shown in your policy's specification pages. When the younger insured reaches age 100, the guaranteed cost of insurance rate is zero – in other words, you no longer pay any cost of insurance.

The guaranteed rates include the insurance risks associated with insuring two people. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the ages, gender and risk classes of the insureds unless unisex rates are required.

Our *current cost of insurance rates* will apply uniformly to all members of the same class. Any changes in the cost of insurance rates will apply uniformly to all members of the same class. These rates generally increase as the person's age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

Choosing a guaranteed period
We guarantee our current cost of insurance rates. If, when the policy is issued, the older insured is:

- age 65 or younger, we guarantee the rates for 10 years
- older than 65, but younger than 81, we guarantee the rates for 5 years
- older than 80, we guarantee the rates for 1 year.

However, if either insured is uninsurable, and the older insured is age 65 or younger, we guarantee the rates for 5 years. If either insured is uninsurable, and the older insured is age 66 or older, we guarantee the rates for 1 year.

If the older insured is age 50 or younger, and neither insured is uninsurable, you have the option to extend the *guaranteed period* to fifteen years. You can only do this when the policy is issued and you cannot change the guaranteed period later.

If you increase the face amount, the cost of insurance rates associated with the increase will have the same guaranteed period that you chose when the policy was issued. This will be effective on the day of the increase. However, if on the day of the increase the older insured is older than age 50, or either insured is uninsurable, the guaranteed period for the increase will be the guaranteed period which we offer for age and insurability as of the day of the increase.

If you qualify for the 15-year guaranteed period, the guaranteed period you choose may affect the accumulated value and the initial face amount of your policy, as well as the amount of premium you can pay. The shorter guaranteed period will provide for higher guideline premium and seven-pay premium limits which, if paid, provide the potential to accrue a larger accumulated value. The longer guaranteed period will have lower premium limits, but will provide you with improved guarantees on your cost of insurance rates. You should discuss your insurance needs and financial objectives with your registered representative to help you determine which guaranteed period works best for you.

There is no charge for extending the guaranteed period to fifteen years.

If you add a *Last survivor annual renewable term, Individual annual renewable term,* or *Last survivor accounting benefit* rider to your policy, we will include the face amount of the rider in this calculation of cost of insurance.

How we calculate cost of insurance

We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if both insureds died, and the accumulated value of your policy. We calculate it in two steps:

- Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.00246627.

- Step 2: we subtract your policy's accumulated value at the beginning of the policy month from the amount we calculated in step 1.

Next we allocate the net amount at risk in proportion to the face amount of the base policy, any optional *Last survivor annual renewable term rider,* any optional *Individual annual renewable term rider* and any optional *Last survivor accounting benefit rider,* and each increase that's in force as of your monthly payment date.

We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage segment. The sum of these amounts is your cost of insurance charge.

Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

Administrative charge

We deduct a charge of $10 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. When the younger insured reaches age 100, the administrative charge is zero – in other words, you no longer pay any administrative charge.

Mortality and expense risk charge

In Maryland, the mortality and expense risk charge is known as the *risk charge.*

Mortality risk is the chance that the people insured by policies we've issued do not live as long as expected. This means the cost of insurance charges specified in the policies may not be enough to pay out actual claims.

Expense risk is the chance that our actual administrative and operating expenses are more than expenses we expected.

The mortality and expense risk charge helps compensate us for these risks. It has two components, which are described in the box on the following page. We guarantee this charge will not increase.

Charges for optional riders

If you add any riders to your policy, we add any charges for them to your monthly charge.

An example

For a policy that insures a male non-smoker age 56 and a female non-smoker age 53 when the policy is issued, with:

- a face amount of $2,000,000
- accumulated value of $60,000 after deducting any outstanding loan amount.

The monthly charge for the *M&E risk face amount charge* is $788.10 ((($2,000,000 ÷ 1,000) × 0.3853) plus $17.50) if the policy has death benefit Option A, Option C or Option D. If the policy has death benefit Option B, the M&E risk face amount charge is $1,009.90 ((($2,000,000 ÷ 1,000) × 0.4962) plus $17.50).

The monthly charge for the *M&E risk asset charge* is $10.85 (($25,000 × 0.0375%) plus ($35,000 × 0.0042%)).

The monthly charge for the *M&E risk face amount charge* will never exceed $8.00 per $1,000 of coverage segment plus a flat amount of $17.50.

How we calculate the mortality and expense risk charge

The mortality and expense risk charge has two separate charges:

- **M&E risk face amount charge** We deduct a face amount charge every month during the first 10 policy years, at a rate that is based on the age and risk classification of both insureds on the policy date and on a face amount component factor per $1,000 of the initial face amount of your policy plus a flat amount of $17.50. During policy years 11 through 20, we may deduct a face amount charge of $17.50 per month. The face amount component of your policy is shown on policy specification pages.

  If you increase the face amount, each increase will have a corresponding face amount charge related to the amount of the increase. The charge is based on the age and risk classification of both insureds at the time of the increase. We'll specify these charges in a supplemental schedule of benefits at the time of the increase. We'll apply each charge for 10 years from the day of the increase. If you decrease the face amount, the charge will remain the same.

- **M&E risk asset charge** We deduct a risk asset charge every month at an annual rate of 0.45% (0.0375% monthly) on the first $25,000 of your policy's accumulated value in the investment options plus an annual rate of 0.05% (0.0042% monthly) of the accumulated value in the investment options that exceeds $25,000. For the purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding loan amount or allocate any new net premiums, withdrawals or loans. When the younger insured reaches age 100, the annual rate is 0% – in other words, you no longer pay this charge.

Lapsing and reinstatement

If your policy lapses, you could face significant income tax liability in the year of the lapse.

Tax issues are described in detail in *Variable life insurance and your taxes*.

For more information regarding payment due to keep your policy in force, please contact our life insurance operations center.

In Florida, if there is not enough accumulated value to pay the total monthly charge, full coverage will continue in force until the next monthly payment date, at which time a grace period of 31 days will be allowed for the payment of sufficient premium to keep your policy in force. Thirty-one days prior to lapse, we will send you, and anyone you've assigned your policy to, a notice containing the lapse date and the required premium to keep your policy in force.

Your policy will lapse if there is not enough accumulated value, after subtracting any outstanding loan amount, to cover the monthly charge on the day we make the deduction. Your policy's accumulated value is affected by the following:

- loans or withdrawals you make from your policy
- not making planned premium payments
- the performance of your investment options
- charges under the policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium.

If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that's available and send you, and anyone you've assigned your policy to, a notice telling you the amount to pay to keep your policy in force. This amount is based on the sum of the monthly charges not deducted plus three times the monthly charges due when this insufficiency occurred, adjusted to add premium load. However, the minimum amount you must pay to keep your policy in force is equal to three times the monthly charge that was due on the monthly payment date when there was not enough accumulated value to pay the charge plus premium load.

We'll give you a *grace period* of 61 days from the date we send the notice to pay sufficient premium to keep your policy in force. Your policy will remain in force during the grace period.

If you do not make the minimum payment

If we do not receive your payment within the grace period, your policy will lapse with no value. This means we'll end your life insurance coverage.

Remember to tell us if your payment is a premium payment. Otherwise, we'll treat it as a loan repayment.

If you make the minimum payment

If we receive your payment within the grace period, we'll allocate your net premium to the investment options you've chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

If your policy is in danger of lapsing and you have an outstanding loan amount, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy's face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy from lapsing, you'll have to repay a portion of your outstanding loan amount.

How to avoid future lapsing

To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

Paying death benefit proceeds during the grace period

If the survivor dies during the grace period, we'll pay death benefit proceeds to your beneficiary. We'll reduce the payment by any unpaid monthly charges and any outstanding loan amount.

Reinstating a lapsed policy

If your policy lapses, you have five years from the end of the grace period to apply for a reinstatement. We'll reinstate it if you send us the following:

- a written application
- evidence of insurability satisfactory to us for each insured who was alive on the date of lapse
- a premium payment sufficient to:
  - cover all unpaid monthly charges that were due in the grace period, and
  - keep your policy in force for three months after the day your policy is reinstated.

We'll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We'll allocate it according to your most recent premium allocation instructions.

Reinstating a lapsed policy with an outstanding loan amount

If you had an outstanding loan amount when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with an outstanding loan amount:

- If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we'll also reinstate the loan amount that was outstanding the day your policy lapsed.
- If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we'll deduct the outstanding loan amount from your policy's accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated. However, we will reinstate your loan if you ask us to in writing.

No lapse guarantee rider

Subject to state availability, if you meet certain requirements, your policy has a *No lapse guarantee rider* ("*No lapse rider*"). The *No lapse rider* may continue your policy if it would otherwise lapse. Here's how it works:

You are eligible for the *No lapse rider* if:

- The older insured is younger than age 80 when the policy is issued.

- You chose either death benefit Option A or B when applying for your policy.

- You did not select the optional *Individual annual renewal term rider.*

- If you selected the optional *Last survivor annual renewal term rider,* the term insurance provided is on a level, not varying, schedule.

- Your application meets our underwriting requirements.

The guarantee period of your *No lapse rider* is listed on your policy specification pages.

The *No lapse premium* is shown on your policy specification pages as the *No Lapse Guarantee Required Premium.* The *No lapse premium* will never exceed the guideline annual premium for your policy.

The conditions for your no lapse rider to remain in effect are described in detail in the rider.

The *No lapse rider* is issued with a guarantee period based on the age of the older insured. The guarantee period will be at least five years, and never more than 25 years.

If your policy is issued with the *No lapse rider,* we will list your *No lapse premium* amount on your policy specification pages. If you pay at least this amount at the beginning of each policy year, and you take no policy loans or withdrawals, the *No lapse rider* will remain in effect through the guarantee period. Other premium payment patterns may also keep the *No lapse rider* in effect. There is no charge for the *No lapse rider.*

If your policy does not have enough accumulated value, after subtracting any outstanding loan amount, to cover your monthly deduction on the monthly payment date, and the *No lapse rider* is in effect, your policy will not enter the grace period, and will not lapse. Your policy and all other riders attached to your policy will continue in force under their terms during the *No lapse rider* guarantee period as long as the conditions for the *No lapse rider* to be in effect are met.

When your policy continues under the *No lapse rider,* monthly deductions for your policy will be accumulated in the *AV pay-off account.* We charge interest on the amount in the *AV pay-off account.* Interest owing on the amount in the *AV pay-off account* accrues monthly, in arrears, at an annual rate of 4% and is added to the *AV pay-off account.*

Additional net premium, or loan repayment amounts, will first be applied to the balance in your *AV pay-off account.* Once the amount in the *AV pay-off account,* including any outstanding interest, has been repaid, any additional new net premium or loan repayment amounts will be allocated to the investment options according to your most recent instructions.

If your policy is continued under the *No lapse rider* at the time the guarantee period ends, you will need to pay sufficient additional premium or make a loan repayment to bring the *AV pay-off account* to zero and cover any future monthly deductions from your policy or your policy will lapse.

This section tells you about the investment options available under your policy and how they work.

We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you've chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account.

You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.

The investment options you choose, and how they perform, will affect your policy's accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at 1-800-800-7681 or submit a request electronically. Or you can ask your registered representative to contact us. You'll find more information regarding telephone and electronic instructions in *Pacific Select Estate Preserver V basics*.

You'll find information about when we allocate net premiums to your investment options in *How premiums work*.

Your policy's accumulated value may be allocated to up to 27 investment options at any one time.

Variable investment options

Variable investment options are also known as *variable accounts*. These variable accounts are divisions of our separate account. We bear the direct operating expenses of our separate account. For more information about how these accounts work, see *About Pacific Life*.

Pacific Life is not responsible for the operation of the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust or any of their portfolios. We also are not responsible for ensuring that the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust and their portfolios comply with any laws that apply.

There's no guarantee that a portfolio will achieve its investment objective. You should read each fund prospectus carefully before investing.

You can choose from a selection of variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds ("Fidelity VIP Funds"), the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. and the Van Eck Worldwide Insurance Trust. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy's accumulated value will fluctuate depending on the investment options you've chosen. You bear the investment risk of any variable investment options you choose.

We're the investment adviser for the Pacific Select Fund. We oversee the management of all the Pacific Select Fund's portfolios, and manage two of the portfolios directly. We've retained other portfolio managers to manage the other portfolios.

Fidelity Management & Research Company is the manager of the Fidelity Variable Insurance Products Funds. They retain other portfolio managers to manage the portfolios of the Fidelity VIP Funds available under your policy.

Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors is the investment adviser of the FAM Variable Series Funds, Inc. and has retained a sub-advisor for the portfolios available under your policy.

T. Rowe Price Associates, Inc. is the investment manager of the T. Rowe Price Equity Series, Inc. and manages the portfolios available under your policy directly.

Van Eck Associates Corporation is the investment adviser of the Van Eck Worldwide Insurance Trust and manages the portfolio available under your policy directly.

The following chart is a summary of the fund portfolios. You'll find detailed descriptions of the portfolios in each fund prospectus that accompanies this prospectus.

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
International Value	Long-term capital appreciation.	Equity securities of relatively large non-U.S. companies believed to be undervalued.	AllianceBernstein L.P.
International Small-Cap	Long-term growth of capital.	Equity securities of non-U.S. companies with small market capitalizations.	Batterymarch Financial Management, Inc.
Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company
Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of U.S. growth-oriented companies.	Capital Guardian Trust Company
American Funds Growth-Income	Long-term growth of capital and income.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size and other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company (adviser to the Master Growth-Income Fund)
American Funds Growth	Long-term growth of capital.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size that appear to offer superior opportunities for growth of capital.	Capital Research and Management Company (adviser to the Master Growth Fund)
Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	Columbia Management Advisors, LLC
Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not likely to exceed 3 years.	Goldman Sachs Asset Management, L.P.
Concentrated Growth	Long-term growth of capital.	Equity securities selected for their growth potential.	Goldman Sachs Asset Management, L.P.
Diversified Bond	Maximize total return consistent with prudent investment management.	Fixed income securities of varying qualities and terms to maturity of both U.S. and non-U.S. companies.	J.P. Morgan Investment Management, Inc.
Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC
Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC
Health Sciences	Long-term growth of capital.	Equity securities of companies in the health sciences sector (including derivatives).	Jennison Associates LLC
Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management LLC
Large-Cap Growth *(formerly Blue Chip)*	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large-capitalization growth companies.	Loomis, Sayles & Company, L.P.
Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

YOUR INVESTMENT OPTIONS

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management
Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the S&P 500 Index® (including derivatives).	Mercury Advisors
Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	Mercury Advisors
Fasciano Small Equity	Capital appreciation.	Equity securities of small companies believed to have sustainable earnings growth.	Neuberger Berman Management Inc.
Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	NFJ Investment Group L.P.
Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.
Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.
Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as "emerging market" countries.	OppenheimerFunds, Inc.
Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity, and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC
Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities with a focus on inflation-indexed bonds, and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC
Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life
High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life
Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large U.S. companies.	Salomon Brothers Asset Management Inc
Comstock	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital and income.	Van Kampen
Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen
Real Estate	Current income and long-term capital appreciation.	Equity securities of companies principally engaged in the U.S. real estate industry.	Van Kampen
VN Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	Vaughan Nelson Investment Management, L.P.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Fidelity VIP Contrafund® Service Class 2	Long-term capital appreciation.	Equity securities of companies whose value is believed not fully recognized by the public.	FMR Co., Inc.
Fidelity VIP Growth Service Class 2	Capital appreciation.	Equity securities of companies believed to have above-average growth potential.	FMR Co., Inc.
Fidelity VIP Mid Cap Service Class 2	Long-term growth of capital.	Equity securities primarily of companies with medium market capitalization.	FMR Co., Inc.
Fidelity VIP Value Strategies Service Class 2	Capital appreciation.	Equity securities of companies believed to be undervalued in the marketplace.	FMR Co., Inc.

FAM VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Mercury Basic Value V.I. Fund Class III	Capital appreciation. (Income is of secondary importance.)	Equity securities believed to be undervalued.	Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors
Mercury Global Allocation V.I. Fund Class III	High total investment return.	A mix of U.S. and foreign equity, debt and money market securities	Merrill Lynch Investment Managers, L.P. d/b/a Mercury Advisors

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
T. Rowe Price Blue Chip Growth Portfolio – II	Long-term capital growth. (Income is a secondary objective.)	Equity securities of large and medium-sized "blue chip" growth companies.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio – II	Substantial dividend income and long-term capital growth.	Equity securities with a focus on well-established companies paying above-average dividends.	T. Rowe Price Associates, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST	INVESTMENT GOAL	THE PORTFOLIO'S MAIN INVESTMENTS	PORTFOLIO MANAGER
Van Eck Worldwide Hard Assets Fund	Long-term capital appreciation. (Income is of secondary importance.)	A mix of U.S. and foreign hard asset[1] securities	Van Eck Associates Corporation

[1] Hard asset securities are stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from exploration, development, production, distribution or facilitation of processes relating to: a) precious metals, b) natural resources, c) real estate and d) commodities. In addition, hard asset securities shall include any derivative securities the present value of which are based upon hard asset securities and/or hard asset commodities.

An example

You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We'll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is not the same as the value of a share in the underlying portfolio.

Calculating unit values

When you choose a variable investment option, we credit your policy with *accumulation units.* The number of units we credit equals the amount we've allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

For information about timing of transactions, see *Pacific Select Estate Preserver V basics*.

Generally, for any transaction, we'll use the next unit value calculated after we receive your written request. If we receive your written request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a business day, we'll use the unit value calculated as of the end of that business day. If we receive your request at or after the time of the close of the New York Stock Exchange on a business day, we'll use the unit value calculated as of the end of the next business day.

If a scheduled transaction falls on a day that is not a business day, we'll process it as of the end of the next business day. For your monthly charge, we'll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we'll use the unit value calculated as of the end of the next business day.

The unit value calculation is based on the following:

- the investment performance of the underlying portfolio
- any dividends or distributions paid by the underlying portfolio
- any charges for any taxes that are, or may become, associated with the operation of the variable account.

The unit value of a variable account will change with the value of its corresponding portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

You'll find more about fund fees and expenses in *Fee tables* and in each fund's prospectus.

Fees and expenses paid by the funds

Each fund pays advisory fees and other expenses. These are deducted from the assets of the fund's portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each fund is governed by its own Board of Trustees or Board of Directors.

The SEC recently approved a rule change which will require the Boards of Trustees/Directors of mutual funds to determine whether a redemption fee (not to exceed 2%) or other trading (transfer) restrictions should be imposed. A redemption fee is a fee that would be charged by and paid to the fund (not to Pacific Life). In the event the Board of Trustees/Directors of any underlying funds imposes such fees or limitations, we will pass them on to you.

Fixed options

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about these options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about these options.

For more information about the general account, see *About Pacific Life*.

You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account.

Here are some things you need to know about the fixed options:

- Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 3%.

- During the first 10 policy years, a portion of any allocation you make to the Fixed LT account earns a higher guaranteed minimum rate of 4.5%. This amount equals the *Fixed LT enhancement guaranteed amount* multiplied by the number of policy years. The Fixed LT enhancement guaranteed amount is listed on your policy specification sheets when your policy is issued, and equals your policy's sales load target. Any allocation to the Fixed LT account that exceeds the Fixed LT enhancement guaranteed amount earns the minimum guaranteed rate of 3%.

- We may offer a higher annual interest rate on the fixed options. If we do, we'll guarantee the higher rate until your next policy anniversary.

- There are no investment risks or direct charges.

- There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in *Transferring among investment options*.

- We may place a limit of $1,000,000 on amounts allocated to the Fixed LT account in any 12-month period. This includes allocations of net premium, transfers, and loan repayments for all Pacific Life policies you own. Any allocations in excess of $1,000,000 will be allocated to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. To find out if a higher limit is in effect, ask your registered representative or contact us.

Transferring among investment options and market-timing restrictions

If your state requires us to refund your premiums when you exercise your right to cancel, you can make transfers and use transfer programs only after the free look transfer date. Your transfer of accumulated value on the free look transfer date does not count as a transfer for purpose of applying the limitations described in this section. For more information, please see *Pacific Select Estate Preserver V basics*.

If you live in Connecticut, Georgia, Maryland, North Dakota, or Pennsylvania, you can make transfers to the Fixed account any time during the first 18 months of your policy.

If you live in North Carolina, you can make transfers from any variable account to the Fixed account any time during the first 24 months of your policy as long as your policy is not in the grace period.

Transfers

You can transfer among your investment options any time during the life of your policy without triggering any current income tax. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You'll find more information about making telephone and electronic transfers in *Pacific Select Estate Preserver V basics.*

Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

- Your policy's accumulated value may be invested in up to 27 investment options at one time.

- Transfers are limited to 25 for each calendar year.

- If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the investment options until the start of the next calendar year. However, you may make one (1) transfer of all or a portion of your policy's accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year.

- Additionally, only two (2) transfers in any calendar month may involve any of the following investment options: International Value, International Large-Cap, Emerging Markets, Mercury Global Allocation V.I. Fund Class III or Van Eck Worldwide Hard Assets Fund.

- For the purpose of applying the limitations, multiple transfers that occur on the same day are considered one (1) transfer. Transfers into the loan account, a transfer of accumulated value from the loan account into your investment options following a loan payment, or transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, the first year transfer service or an approved asset allocation service are excluded from the limitation. Also, allocations of premium payments are not subject to these limitations.

We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

You'll find more about the first year transfer service later in this section.

- Transfers to or from a variable investment option cannot be made before the seventh calendar day following the last transfer to or from the same variable investment option. If the seventh calendar day is not a business day, then a transfer may not occur until the next business day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Diversified Research variable investment option on Monday, you may not make any transfers to or from that variable investment option before the following Monday. Transfers to or from the Money Market variable investment option are excluded from this limitation.

- There is no minimum amount required if you're making transfers between variable investment options.

- You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

- You can make one transfer in any 12-month period from each fixed option, except if you've signed up for the first year transfer service. Such transfers are limited to:
  - $5,000 or 25% of your policy's accumulated value in the Fixed account
  - $5,000 or 10% of your policy's accumulated value in the Fixed LT account

  However, if the amount you transferred from a fixed option in the previous policy year was greater than the restrictions above, we currently waive our limitations and permit you to transfer a greater amount from that fixed option, not to exceed the amount you transferred from that fixed option during the previous policy year. We reserve the right to discontinue this waiver at any time.

  The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months, subject to the transfer limitations described in this section called *Transfers*. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.

- Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 in a policy year.

- There is no minimum required value for the investment option you're transferring to or from.

- You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

- We can restrict or suspend transfers.

- We will send you written notice if we refuse or delay your transfer request.

- We have the right to impose limits on transfer amounts, the value of the investment options you're transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all policy owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of investment options, or reorganization of underlying portfolios or other extraordinary circumstances.

Market-timing restrictions
The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such policy owners, or by a registered representative or other party acting on behalf of one or more policy owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your policy's performance. Such trading may also cause dilution in the value of the investment options held by long-term policy owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all policy owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:

• not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and

• not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer services

We offer three services that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the variable investment options. Under the first year transfer service, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

You may only participate in one transfer service at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

Dollar cost averaging

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy's monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a variable investment option to start the service. Detailed information appears in the SAI.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Portfolio rebalancing

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.

As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing service automatically transfers your policy's accumulated value among the variable investment options according to your original percentage allocations. Detailed information appears in the SAI.

We do not currently charge for the portfolio rebalancing service or for transfers made under this service.

First year transfer

This service allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.

Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the service when you apply for your policy and include specific details on your application. Detailed information appears in the SAI.

We do not currently charge for the first year transfer service or for transfers made under this service.

Making a withdrawal, taking out a loan or surrendering your policy can change your policy's tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.

If you withdraw a larger amount than you've paid into your policy, your withdrawal may be considered taxable income.

For more information, see *Variable life insurance and your taxes.*

Making withdrawals

You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy.*

We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you've told us in writing that you want your policy to become a modified endowment contract.

You can take out all or part of your policy's accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy's loan and withdrawal features to supplement your income, for example, during retirement.

You can withdraw part of your policy's net cash surrender value starting on your policy's first anniversary. Here's how it works:

- You must send us a written request that's signed by all owners.

- Each withdrawal must be at least $500, and the net cash surrender value of your policy after the withdrawal must be at least $500.

- If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

- We'll charge you $25 for each withdrawal you make.

- If you do not tell us which investment options to take the withdrawal from, we'll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

- The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

- If the survivor dies after you've sent a withdrawal request to us, but before we've made the withdrawal, we'll deduct the amount of the withdrawal from any death benefit proceeds owing.

How withdrawals affect your policy's death benefit

Making a withdrawal will affect your policy's death benefit in the following ways:

- if your policy's death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

- if your policy's death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy's face amount

If you've chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy's face amount.

If you've chosen death benefit Option A or Option D, a withdrawal may reduce your face amount. You can make one withdrawal during each of the first 15 policy years of $10,000 or 10% of your policy's cash surrender value, whichever is less, without reducing your policy's face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount if any, by which the face amount exceeds the result of the death benefit immediately before the withdrawal minus the amount of the withdrawal.

Taking out a loan

If you signed your policy application in New Jersey, there is no minimum amount for a policy loan.

The amount in the loan account, plus any interest you owe, is referred to throughout this prospectus as your *outstanding loan amount*. Your policy refers to this amount as *policy debt*.

Taking out a loan will affect the growth of your policy's accumulated value, and may affect the death benefit.

You can borrow money from us any time while your policy is in force. The minimum amount you can borrow is $200. The maximum amount available to borrow is less than 100% of your accumulated value.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You'll find more information about requesting a loan by telephone or electronically in *Pacific Select Estate Preserver V basics.*

When you borrow money from us, we use your policy's accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here's how it works:

- To secure the loan, we transfer an amount equal to the amount you're borrowing from your accumulated value in the investment options to the *loan account*. We'll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

- Interest owing on the amount you've borrowed accrues daily at an annual rate of 3.25%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it's due, we'll add it to the amount of your loan and begin accruing interest on it from the day it was due. We'll also transfer an amount equal to the interest that was due, from your policy's accumulated value to the loan account. We'll transfer this amount from your investment options in proportion to the accumulated value you have in each option.

- The amount in the loan account earns interest daily at an annual rate of at least 3%. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

- We currently intend to credit interest on the amount in the loan account at an annual rate of 3.25% in policy year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 3% on the amount in the loan account.

How much you can borrow

You can borrow up to the larger of the following amounts:

- 90% of the accumulated value, less any outstanding loan amount and less any surrender charges that would apply if you surrendered your policy on the day you took out the loan.

- the result of $a \times (b \div c) - d$ where:

  a = the accumulated value of your policy less any surrender charges that would have applied if you surrendered your policy on the day you took out the loan, and less 12 times the most recent monthly charge

  $b = 1.03$

  $c = 1.0325$

  d = any outstanding loan amount.

An example of how much you can borrow

For a policy in policy year 13 with:

- accumulated value of $100,000
- an outstanding loan amount of $50,000
- a most recent monthly charge of $100
- a surrender charge of $0 if the policy was surrendered on the day the loan is taken.

The maximum amount you can borrow is the greater of:

$40,000
$((90\% \times \$100,000) - \$50,000 - \$0)$
or
$48,560.78
$(a \times (b \div c)) - d$, where:
a = $98,800 ($100,000 − $0 − (12 × $100))
b = 1.03
c = 1.0325
d = $50,000

Paying off your loan

While you have an outstanding loan, we'll treat any money you send us as a loan repayment unless you tell us otherwise in writing.

You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we'll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We'll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

You can make monthly loan payments using our *electronic funds transfer plan.* Here's how it works:

- You authorize us to withdraw a specified amount from your checking account each month by completing an electronic funds transfer form. Please contact us or your registered representative for a copy of this form.
- You can choose any day between the 4th and 28th of the month for us to make the withdrawal.
- Loan payments made by the *electronic funds transfer plan* must be at least $50.

What happens if you do not pay off your loan

Your outstanding loan amount could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See *Taking out a loan* in *Variable life insurance and your taxes.*

If you do not pay off your loan, we'll deduct the amount in the loan account, including any interest you owe, from one of the following:

- the death benefit proceeds before we pay them to your beneficiary
- the cash surrender value if you surrender your policy
- the amount we refund if you exercise your right to cancel.

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy's accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy's accumulated value, which could reduce the amount of the death benefit.

When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your outstanding loan amount, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

Ways to use your policy's loan and withdrawal features

If you're interested in using your life insurance policy to supplement your retirement income, please contact us for more information.

You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit.

You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

You can use your policy's loan and withdrawal features to supplement your income, for example, during retirement.

Setting up an income stream may not be suitable for all policy owners.

Here are some things you should consider when setting up an income stream:
- the rate of return you expect to earn on your investment options
- how long you would like to receive regular income
- the amount of accumulated value you want to maintain in your policy.

Understanding the risks
Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It's important to understand the risks that are involved in using your policy's loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.

Automated income option

Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor.

For more information, see *Variable life insurance and your taxes*.

Our automated income option ("AIO") program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

You may discontinue participation in the AIO program at any time by sending a written notice to us.

Detailed information appears in the SAI.

Surrendering your policy

You can surrender or *cash in* your policy at any time while either insured is still living. Your policy's *cash surrender value* is its accumulated value less any surrender charge that applies. The *net cash surrender value* equals your policy's cash surrender value after deducting any outstanding loan amount.

Here are some things you need to know about surrendering your policy:

- You must send us your policy and a written request.

You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in *General information about your policy*.

If you increase your policy's face amount, we'll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

If your policy is issued in Texas, if you surrender your policy within 30 days of your policy anniversary, the accumulated value in the fixed options will not be less than it was on that policy anniversary as long as you have not made any transfers, withdrawals or policy loans during such time.

Estate tax waiver of surrender charge rider

Tax legislation passed in 2001 provides for reductions in federal estate tax rates, and a "repeal" of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011.

- We'll send you the policy's net cash surrender value. If you surrender your policy during the first 10 policy years, we'll deduct a surrender charge.

- Each coverage segment has a surrender charge based on the face amount of each coverage segment and the age and risk classification of both insureds on the date each coverage segment is effective.

- The amount of the surrender charge does not change during the first 12 policy months from effective date of coverage segment. Starting on the 13th policy month, we reduce the charge by 0.9259% each month until it reaches zero at the end of 10 policy years.

- There's no surrender charge on any coverage segment after 10 policy years from the date the coverage segment is effective.

- We guarantee the surrender charge rates will not increase.

- If you decrease the face amount, the decrease will not affect your policy's surrender charge.

Subject to state availability, your policy has an *Estate tax waiver of surrender charge rider*.

If there is no federal estate tax in effect for the estates of persons dying after December 31, 2010, the *option date,* you may elect to surrender your policy and we will waive any surrender charge on the initial face amount of your policy. If you elect this benefit, you must notify us in proper form within 60 days after the option date, and your policy and all attached riders will end. There is no additional charge for the rider or to elect the benefit under this rider.

This section tells you some additional things you should know about your policy.

Income benefit

If you surrender or make a withdrawal from your policy, you can use the money to buy an income benefit that provides a monthly income. Your policy's beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

The following is one income benefit available under the Pacific Select Estate Preserver V policy:

- The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner's life. If the policy's beneficiary buys the income benefit, monthly income will be based on the beneficiary's life.

- We'll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.

- After 10 years, we'll only pay the monthly income for as long as the person receiving it is still alive.

- The minimum monthly income benefit calculated must be at least $100.

- For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

Paying the death benefit in the case of suicide

If either insured, whether sane or insane, commits suicide within two years of the policy date (one year for policies issued in Colorado or North Dakota), death benefit proceeds will be the total of all premiums you've paid, less any outstanding loan amount, any withdrawals you've made, and any cash dividends we've paid.

If your policy is issued in Arizona or Washington, if either insured commits suicide within two years of the policy date, the survivor has the option of requesting an individual policy with substantially the same coverage provided by the original policy.

Replacement of life insurance or annuities

The term *replacement* has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

- lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

- converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

- amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

- reissued with any reduction in cash value, or

- pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest.

A replacement may affect your plan of insurance in the following ways:

- You will pay new acquisition costs;
- You may have to submit to new medical examinations;
- You may pay increased premiums because of the increased age or changed health of the insureds;
- Claims made in the early policy years may be contested;
- You may have to pay surrender charges and/or income taxes on your current policy or contract values;
- Your new policy or contract values may be subject to surrender charges; and
- If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Policy exchange

If your policy is issued in Connecticut, Georgia, Maryland or North Dakota, you may exchange this policy for a policy with benefits that do not vary with the investment results of a separate account. You must request this in writing within 18 months of the issue date of your policy and return the original policy.

The new policy will have the same owner, beneficiary and cash surrender value as those of your original policy on the date of exchange. It will also have the same issue age, issue date, face amount, benefits, riders and underwriting class as the original policy. However, if your risk classification under this policy is select nonsmoker and you exchange to a policy that does not have the select nonsmoker risk classification available, the new policy will be issued as a nonsmoker risk classification. Any policy debt will be carried over to the new policy. Evidence of insurability will not be required.

Errors on your application

If the age of either insured is stated incorrectly on your application, we'll adjust the face amount to reflect the correct age. Here's how we'll do it:

- Using the monthly cost of insurance rate for the policy year in which we discover the mistake, we'll multiply the face amount by the rate based on the incorrect age. We'll then divide the result by the monthly cost of insurance rate that's based on the correct age.
- We'll calculate accumulated value using cost of insurance, rider and benefit charges based on the correct age, for all policy months following the month we discover the mistake.
- We will not recalculate accumulated value for the policy months up to and including the month in which we discover the mistake.
- We will not recalculate mortality and expense risk charges or surrender charges.

**Contesting the validity of
your policy**

We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insureds, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insureds, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to either insured.

Assigning your policy as collateral

Assigning a policy that's a modified endowment contract may generate taxable income and a 10% penalty tax.

You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here's how it works:

- An assignment does not change the ownership of the policy.

- After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.

- We're not responsible for the validity of any assignment.

- We must receive and record a copy of the original assignment in a form that's acceptable to us before we'll consider it binding.

- Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

Non-participating

This policy will not share in any of our surplus earnings.

The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary.

Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It's based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.

This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.

The current federal estate tax law provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a "repeal" of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. In addition, there are legislative proposals that would further affect the estate tax.

We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice.

Tax treatment of life insurance policies

In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.

As of the date of this prospectus, the IRS has not issued any official guidance on the tax treatment of life insurance policies that continue coverage beyond age 100, or other advanced ages. You should consult your tax advisor, as there may be tax consequences.

Death benefits may be excluded from income under Section 101(a) of the tax code.

Definition of life insurance

We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

- In general, your policy's beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

- You'll generally not be taxed on your policy's accumulated value unless you receive a cash distribution by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies, policies with term insurance on the people insured by the policy or certain tax requirements relating to joint survivorship life insurance policies.

The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

We reserve the right to make changes to the policy if we deem the changes appropriate to continue to qualify your policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance. This includes excluding the death benefit from the gross income of the beneficiary.

Section 817(h) of the tax code describes the diversification rules.

For more information about diversification rules, please see *Other fund information* in the accompanying Pacific Select Fund prospectus.

The application of the investor control doctrine is subject to some uncertainty.

We believe that last survivor policies meet the statutory definition of life insurance under Section 7702 of the tax code. However, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues relating to last survivor life insurance policies.

While the Treasury Department has issued proposed regulations about reasonable standards for mortality charges, the standards that apply to joint survivor life insurance policies are not entirely clear. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Diversification rules and ownership of the separate account

Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets.

For a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of "investor control" the contract owner would not derive the tax benefits normally associated with variable life insurance.

Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under the IRS pronouncements, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, under the IRS pronouncements, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax adviser with respect to the application of the investor control doctrine.

Policy exchanges

Policy exchanges fall under Section 1035(a) of the tax code.

If you exchange your policy for another one that insures the same people, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If any of the people insured by the policy are changed, the exchange will be treated as a taxable exchange.

Change of ownership

You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

Corporate owners

There are special rules for corporate-owned policies. You should consult your tax adviser.

Section 59A of the tax code deals with the environmental tax.

There are special tax issues for corporate owners:

- using your policy to fund deferred compensation arrangements for employees has special tax consequences
- corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax.

Conventional life insurance policies

Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies.

The cost basis in your policy is generally the premiums you've paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.

The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. If your policy is not a modified endowment contract, it will be treated as a conventional life insurance policy and will have the following tax treatment:

Surrendering your policy

When you surrender, or cash in, your policy, you'll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy.

Making a withdrawal

If you make a withdrawal after your policy has been in force for 15 years, you'll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

Special rules apply if you make a withdrawal within the first 15 policy years and it's accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

Taking out a loan

If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered or lapses and you have not repaid your outstanding loan amount. The interest you pay, or that's accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that's a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity's deductions for loan interest may be disallowed, even though this interest may relate to debt that's completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

Modified endowment contracts

Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy's accumulated value grows on a tax-deferred basis until you receive a cash distribution.

If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.

A modified endowment contract is a special type of life insurance policy. If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a policy becomes a modified endowment contract

A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the *seven-pay limit.* The seven-pay limit is the cumulative total of the level annual premiums (or *seven-pay premiums*) required to pay for the policy's future death and endowment benefits.

For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, this policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy's first seven contract years or after a material change has been made to the policy.

Surrendering your policy

If you surrender your policy, you're taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

Making a withdrawal or taking out a loan

If you make a withdrawal or take out a loan from a modified endowment contract, you're taxed on the amount of the withdrawal or loan that's considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It's unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.

All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

10% penalty tax

If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:
- you're at least $59\frac{1}{2}$ years old

- you're receiving an amount because you've become disabled
- you're receiving an amount that's part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

Distributions before a policy becomes a modified endowment contract

If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy's failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

Policy riders

Please see the discussion of optional riders in *The death benefit.*

Please consult with your tax adviser if you want to exercise your rights under either of these riders.

Accelerated living benefits rider

Amounts received under this rider should be generally excluded from taxable income under Section 101(g) of the tax code.

Benefits under the rider will be taxed, however, if they are paid to someone other than a person insured by the policy, and either insured:

- is a director, officer or employee of the person receiving the benefit, or
- has a financial interest in a business of the person receiving the benefit.

In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet technical aspects of the definition of "life insurance contract" under the tax code. We may reserve the right (but are not obligated) to modify the rider to conform under tax code requirements.

Policy split option rider

This rider allows a policy to be split into two individual policies. If the split is not treated as a nontaxable exchange, it could result in the recognition of taxable income up to any gain or income in the policy at the time of the split.

Comparison to taxable investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains and on certain "qualifying dividends" on corporate stock. These rate reductions do not apply to corporate taxpayers. A taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain "qualifying dividends" on corporate stock has been reduced.

Pacific Life Insurance Company is a life insurance company based in Nebraska. Along with our subsidiaries and affiliates, our operations include life insurance, annuity, pension and institutional products, broker-dealer operations, and investment and advisory services. At the end of 2005, we had $183.5 billion of individual life insurance in force and total admitted assets of approximately $74.9 billion.

We are authorized to conduct our life and annuity business in the District of Columbia and in all states except New York. Our executive office is at 700 Newport Center Drive, Newport Beach, California 92660.

How our accounts work

We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.

We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you've chosen.

General account

Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We'll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

Separate account

Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund, the Fidelity VIP Funds, the FAM Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. We may add variable accounts that invest in other portfolios of these funds or in other securities.

We're the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. Pacific Life is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that's more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

Making changes to the separate account
We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one portfolio with shares of another portfolio or fund if:
• any portfolio is no longer available for investment; or
• our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

We'll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We'll comply with the filing or other procedures established by insurance regulators as required by law.

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new variable accounts when we believe that it's warranted by marketing needs or investment conditions. We'll decide on what basis we'll make new accounts available to existing policy owners.

We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

If we believe it's in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:
• operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws
• register or deregister the separate account under securities law
• combine the separate account with one of our other separate accounts or our affiliates' separate accounts
• combine one or more variable accounts
• create a committee, board or other group to manage the separate account
• change the classification of any variable account.

Taxes we pay
We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting rights

We're the legal owner of the shares of the funds that are held by the variable accounts. We may vote on any matter at shareholder meetings of the funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your *voting interest.*

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a fund, called the *record date.* Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We'll send you documents from the fund called *proxy materials.* They include information about the items you'll be voting on and forms for you to give us your instructions. We'll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we've received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we've received timely instructions.

We'll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We'll vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

When required by state insurance regulatory authorities, we may disregard voting instructions that:
- would change a portfolio's investment objective or subclassification
- would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by policy owners that would change a portfolio's investment policy, investment adviser or portfolio manager if:
- our disapproval is reasonable
- we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio's objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we'll include a summary of the action we took and our reasons for it in the next report to policy owners.

Distribution arrangements

Pacific Select Distributors, Inc. ("PSD"), a broker-dealer and our subsidiary, pays various forms of sales compensation to broker-dealers (including other Pacific Life affiliates) that solicit applications for the policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the policies.

In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called "revenue sharing", and provide other incentives in connection with the promotion and solicitation of applications for the policies by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the policies.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this policy over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the policy.

We may agree to reduce or waive some or all of the policy charges and/or credit additional amounts under our policies, for a policy sold to an eligible person. An eligible person meets criteria established by us, and may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, trustees of Pacific Funds, and immediate family members of such persons. We will credit additional amounts to policies owned by eligible persons if such policies are purchased directly through PSD. Under such circumstances, eligible persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible persons must contact us directly with servicing questions, policy changes and other matters relating to their policies. The amount credited to policies owned by eligible persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible person's policy after the free look transfer date has occurred, or, if premiums are paid using the monthly electronic funds transfer plan, on the first policy anniversary.

Portfolio managers of the underlying portfolios available under this policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

| **Service arrangements** | We or our affiliates have entered into services agreements in connection with some of the funds and their investment advisers, subadvisers, distributors and/or their affiliates, and may receive compensation for providing certain services including, but not limited to, customer and support services. Unless otherwise noted, fees for these services are paid monthly and are based on the average daily net assets of shares of each fund held by the separate accounts and purchased by us at the policy owner's instructions. Because Pacific Life or its affiliates receive the fees described below, Pacific Life or its affiliates may be subject to competing interests in making these funds available as investment options under the contracts. |

Fidelity Distributors Corporation (FDC), principal underwriter of shares of Fidelity VIP Funds, pays us at the annual rate of 0.25% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. In addition, FDC pays us, on a quarterly basis, at the annual rate of 0.10% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts where the aggregate dollar value of the shares is equal to or less than $350,000,000 during the quarter, plus the annual rate of 0.15% of the average aggregate net assets in excess of $350,000,000 during the quarter. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), transfer agent for Fidelity VIP Funds, pays us, on a quarterly basis, at the annual rate of 0.05% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. Fees paid to us by FIIOC will not exceed $1,000,000 for any calendar quarter. FAM Distributors, Inc., principal underwriter of shares of FAM Variable Series Funds, pays us, on a quarterly basis, at the annual rate of 0.25% of the average daily net assets of Class III shares of FAM Variable Series Funds held by our separate accounts. Van Eck Securities Corporation, distributor for Van Eck Worldwide Insurance Trust pays us an annual rate of 0.35% of the average daily net assets of Van Eck Worldwide Insurance Trust held by our separate accounts. T. Rowe Price Associates, Inc., the investment adviser for T. Rowe Price Equity Series Inc., pays us each month at the annual rate 0.15% of the average aggregate net assets of Class II shares of T. Rowe Price Equity Series, Inc. held by our separate accounts where the aggregate dollar value of the shares exceeds $25,000,000 at all times during that month, and increases to 0.25% of the average aggregate net assets where the aggregate dollar value of the shares exceeds $250,000,000 at all times during that month. In addition, we have entered into a distribution agreement with T. Rowe Price Investment Services, Inc., distributor for T. Rowe Price Equity Series Inc. Under this distribution agreement, T. Rowe Price Investment Services, Inc. pays us on a monthly basis for certain distribution services of T. Rowe Price Equity Series, Inc. Class II shares offered to our policy owners, including, but not limited to, (i) distribution of reports, prospectuses and SAIs to clients other than existing policy owners, (ii) preparation and distribution of sales literature and advertising materials, (iii) continuing education and training of registered representatives, (iv) distribution support services, and (v) other distribution services as mutually agreed upon from time to time. The fee is an annual rate of 0.25% of the average aggregate net asset value of the T. Rowe Price Equity Series, Inc. Class II shares held by our separate accounts.

American Funds Insurance Series® pays Pacific Select Distributors, Inc. ("PSD") at an annual rate of 0.25% of the average daily net assets of Class 2 shares of the Growth-Income and Growth Master Funds ("Master Funds") attributable to variable life insurance and variable annuity contracts issued by us and our affiliate for certain distribution-related services to the Funds. PSD shall pay American Funds Distributors, Inc. at a rate of 0.16% of premiums attributable to the Master Funds for certain marketing assistance.

Illustrations

We will provide you with illustrations based on different sets of assumptions upon your request.

- Illustrations based on information you give us about the age of the people to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

- Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the Fund in which the variable account invests.

- Illustrations that use a hypothetical gross rate of return that's greater than 12%. These are available only to certain large institutional investors.

You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.

Lost policy

If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.

Audits of premiums/loans

You may request us to run a report of premium payments you've made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

Risk classification change

If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, mortality and expense risk face amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We will charge you a fee of $100 per insured at the time you request us to change your risk classification. If your policy was issued on or before April 30, 2004, we will charge you a fee of $100 at the time you request us to change your risk classification.

State regulation

On September 1, 2005, Pacific Life redomesticated to Nebraska. We're subject to the laws of the state of Nebraska governing insurance companies and to regulations issued by the Commissioner of Insurance of Nebraska. In addition, we're subject to the insurance laws and regulations of the other states and jurisdictions in which we're licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Nebraska and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal proceedings and legal matters

Pacific Life, the separate account, and PSD are not involved in any legal proceedings that would have a material effect on policy owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Nebraska law, and the validity of the forms of the policies under Nebraska law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.

Registration statement

We've filed a registration statement with the SEC for Pacific Select Estate Preserver V, under the Securities Act of 1933. The SEC's rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC's office in Washington, D.C. They may charge you a fee.

Financial statements

The statements of assets and liabilities of Pacific Select Exec Separate Account as of December 31, 2005, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented are contained in the SAI.

The consolidated statements of financial condition of Pacific Life Insurance Company as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2005 are contained in the SAI.

We've tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We've identified some of these below and the pages where you'll find an explanation of what they mean.

If you have any questions, please ask your registered representative or call us at 1-800-800-7681.

In this prospectus, *you* and *your* mean the policyholder or owner. *Pacific Life, we, us* and *our* refer to Pacific Life Insurance Company. *Fund,* or, collectively, *the funds,* refer to one of the funds providing underlying portfolios for the variable investment options offered under the policy. *Policy* means a Pacific Select Estate Preserver V variable life insurance policy, unless we state otherwise.

An example

This example assumes a male smoker who is age 65 and a female nonsmoker who is age 55 and has a Table D nonstandard rating.

Here's how we calculate the joint equal age.

Step 1

Add 6 to the male age of 65 because he is a smoker. For the female, add 0 to age 55 because she is a nonsmoker.

Adjusted ages after Step 1:
• Male 71
• Female 55

Step 2

Subtract 0 from the male age of 65. For the female, subtract 5 from age 55.

Adjusted ages after Step 2:
• Male 71
• Female 50

Step 3

The male's age is not adjusted here because he does not have a nonstandard table rating. Add 8 to the female's age of 50 because her table rating is D.

Adjusted ages after Step 3:
• Male 71
• Female 58

Step 4

Subtract 58 from 71. The difference is 13. The add-on factor for 13 is 6 in the table.

Step 5

Add 6, the add-on factor to 58, the younger adjusted age.

The joint equal age is 64.

Joint equal age is a calculation that combines the ages and insurance risks of two people insured by a policy. It changes many possible combinations of ages, risk classes, nonstandard ratings and genders for the insureds into a *two life status*. With joint equal age, we assume that both people have the same age, gender (both always male), and risk class (both smoker or both nonsmoker).

How we use joint equal age
We use the joint equal age for calculating the death benefit under Option D.

How we calculate joint equal age
Here are the five steps we use to calculate joint equal age. We start with the actual ages of the insureds on the policy date.

Step 1 Adjust ages for smoker status

If one person is a smoker and the other is a nonsmoker, we add a specified number of years to the age of the smoker. We do not adjust the age of the nonsmoker. The table below shows how we make the adjustment.

Number of smokers	Add to actual age (years)
None	0
One female	4
One male	6
One unisex	6
Two	0

If both insureds are smokers, or if both insureds are nonsmokers, we do not adjust the age in this step.

Step 2 Adjust ages for gender

We subtract years from the adjusted age we calculated in Step 1, based on gender. The table below shows how we make the adjustment.

Gender	Add to actual age (years)
Female	5
Male	0
Unisex	1

Step 3 Adjust ages for table ratings

We add years to the adjusted age in Step 2, based on the nonstandard table rating for each insured. The table below shows how we make the adjustment.

Table ratings represent a multiple of standard mortality rates. Ratings other than 0 represent nonstandard ratings.

Table rating	0	A	B	C	D	E	F	H	J	L	N	P
Add to adjusted age (years)	0	2	4	6	8	10	12	14	15	16	18	19

We cap the adjusted age for nonstandard at age 100.

For people who are uninsurable, the adjusted age will always be 100, regardless of their age and gender. We reserve the right to reject an application for a policy.

After Steps 1 through 3, we have each person's adjusted age.

Step 4 Determine the add-on factor

We subtract the younger adjusted age from the older adjusted age. We find the difference between the two in the table below and go across the row to determine the add-on factor.

Difference in adjusted age (years)	Add-on factor (years)	Difference in adjusted age (years)	Add-on factor (years)
0	0	40-44	12
1-2	1	45-47	13
3-4	2	48-50	14
5-6	3	51-53	15
7-9	4	54-56	16
10-12	5	57-60	17
13-15	6	61-64	18
16-18	7	65-69	19
19-23	8	70-75	20
24-28	9	76-82	21
29-34	10	83-91	22
35-39	11	92-100	23

Step 5 Calculate joint equal age

We add the add-on factor to the younger adjusted age (from Step 3).

The sum is the joint equal age.

APPENDIX B – DEATH BENEFIT PERCENTAGES

Age	Percentage
0-40	250
41	243
42	236
43	229
44	222
45	215
46	209
47	203
48	197
49	191

Age	Percentage
50	185
51	178
52	171
53	164
54	157
55	150
56	146
57	142
58	138
59	134

Age	Percentage
60	130
61	128
62	126
63	124
64	122
65	120
66	119
67	118
68	117
69	116

Age	Percentage
70	115
71	113
72	111
73	109
74	107
75-90	105
91	104
92	103
93	102
>93	101

Rate per $1.00 of Face Amount

Joint equal age	Policy years*														
	5	10	15	20	25	30	35	40	45	50	55	60	65	70	75+
15	1.000	1.000	1.000	1.001	1.002	1.005	1.010	1.022	1.048	1.102	1.210	1.415	1.702	1.957	2.000
20	1.000	1.000	1.001	1.002	1.004	1.009	1.021	1.046	1.100	1.207	1.411	1.700	1.957	2.000	2.000
25	1.000	1.000	1.001	1.003	1.008	1.019	1.044	1.097	1.204	1.408	1.697	1.956	2.000	2.000	2.000
30	1.000	1.001	1.003	1.007	1.018	1.042	1.094	1.200	1.404	1.694	1.955	2.000	2.000	2.000	2.000
35	1.000	1.002	1.006	1.016	1.039	1.091	1.197	1.400	1.692	1.954	2.000	2.000	2.000	2.000	2.000
40	1.001	1.005	1.014	1.036	1.087	1.192	1.395	1.688	1.953	2.000	2.000	2.000	2.000	2.000	2.000
45	1.002	1.011	1.032	1.081	1.185	1.388	1.682	1.952	2.000	2.000	2.000	2.000	2.000	2.000	2.000
50	1.006	1.025	1.072	1.174	1.376	1.674	1.949	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
55	1.015	1.058	1.157	1.358	1.660	1.945	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
60	1.035	1.128	1.327	1.636	1.936	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
65	1.079	1.274	1.595	1.920	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
70	1.175	1.519	1.891	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
75	1.357	1.822	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
80	1.620	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
85	1.894	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
90	1.969	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
95	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000
99	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000	2.000

* Factors are portrayed for both joint equal ages and policy anniversaries, at five year intervals. See your policy for one year increments in death benefit factors.

APPENDIX D – PORTFOLIO OPTIMIZATION MODELS UNTIL MAY 4, 2006

If you select a portfolio optimization model, until May 4, 2006, your net premium payments or accumulated value, as applicable, will be allocated to the investment options according to the model you select as indicated in the charge below. On May 5, 2006, we will automatically update your model to the portfolio optimization model allocations shown under *How premiums work: Allocating your premiums* in this prospectus.

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	**Model B** Moderate-Conservative	**Model C** Moderate	**Model D** Moderate-Aggressive	**Model E** Aggressive
Investor Profile				
You are looking for a relatively stable investment and require investments that generate some level of income.	Your focus is on keeping pace with inflation. Income generating investment and capital appreciation are desired.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon ◄				► *Longer Investment Time Horizon*
Investor Objective				
Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values
Risk Characteristics				
There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.		
		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.	
Lower Risk ◄				► *Higher Risk*

Asset Class Target Exposure

	Model A	Model B	Model C	Model D	Model E
Cash	13%	6%	3%	3%	2%
Bonds	62	49	37	20	5
Domestic Stocks	20	34	44	59	70
International Stocks	5	11	16	18	23

Portfolio Optimization Model Target Allocations as of May 6, 2005

	Model A	Model B	Model C	Model D	Model E
Large-Cap Growth	—	6%	4%	4%	4%
American Funds Growth-Income	—	—	3	4	8
American Funds Growth	—	—	3	6	10
Diversified Research	3%	4	4	3	3
Short Duration Bond	24	16	7	4	—
Growth LT	—	—	2	2	5
Mid-Cap Value	4	7	8	12	7
International Value	3	5	5	5	9
International Large-Cap	3	8	10	13	15
Equity Index	—	—	2	6	7
Small-Cap Index	—	—	3	3	2
Fasciano Small Equity	—	—	—	4	5
Small-Cap Value	—	3	2	—	—
Main Street Core	7	7	7	6	4
Emerging Markets	—	—	4	4	4
Managed Bond	19	16	14	6	—
Inflation Managed	14	13	11	6	—
Money Market	10	3	—	—	—
High Yield Bond	6	4	3	—	—
Large-Cap Value	4	5	5	6	7
Comstock	3	3	3	3	3
Real Estate	—	—	—	3	5
VN Small-Cap Value	—	—	—	—	2
	Less Volatile ◄				► *More Volatile*

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WHERE TO GO FOR MORE INFORMATION

The Pacific Select Estate Preserver V variable life insurance policy is underwritten by Pacific Life Insurance Company.

You'll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated May 1, 2006. The SAI has been filed with the SEC and is considered to be part of this prospectus because it's incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

If you ask us, we'll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy's death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us

Call, e-mail or write to us at:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 6390
Newport Beach, California 92658-6390

1-800-800-7681
5 a.m. through 5 p.m. Pacific time
www.Pacificlife.com

Send premiums (other than initial premium) to:
Pacific Life Insurance Company
P.O. Box 100957
Pasadena, California 91189-0957

If you receive premium notice via listbill, send premiums, other payments and all correspondence to:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 6390
Newport Beach, California 92658-6390

Send all other payments and correspondence, including allocation changes and variable transaction requests to:
Pacific Life Insurance Company
700 Newport Center Drive
P.O. Box 6390
Newport Beach, California 92658-6390

How to contact the SEC

You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

Public Reference Section of the Commission
450 Fifth Street
Washington, D.C. 20549-0102
202-942-8090
Internet: www.sec.gov

NASD Public Disclosure program

The NASD provides investor protection education through its website and printed materials. The NASD regulation website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure program may be obtained from the NASD. The NASD Public Disclosure hotline number is (800) 289-9999. The NASD does not charge a fee for the Public Disclosure program services.

SEC file number 811-05563
333-65458